Filed Pursuant to Rule 424(b)(4)
Registration No 333-120040
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 3, 2004

6,620,000 Shares

Ordinary Shares

      Bear, Stearns & Co. Inc. and Credit Suisse First Boston LLC, as underwriters, are selling 5,743,000 ordinary shares of UTi Worldwide Inc. on behalf of certain of their affiliates. The underwritten offering will allow our largest shareholder, United Service Technologies Limited, which we refer to as Uniserv, to monetize a portion of its equity ownership interest in us. Uniserv is a publicly-traded company in South Africa that holds our ordinary shares and no other significant assets and is named as a selling shareholder in this prospectus supplement. The monetization will allow Uniserv to borrow the funds necessary to purchase Uniserv shares currently held by public shareholders of Uniserv that generally are not affiliated or associated with us or our management and pay fees and expenses in connection with the transactions. To facilitate Uniserv’s monetization transactions, affiliates of the underwriters will borrow up to 4,383,057 of the ordinary shares offered hereby from certain of our other shareholders also named as selling shareholders in this prospectus supplement who are acting solely as lenders of shares, whom we refer to as the affiliated share lenders. The affiliated share lenders are acting solely as lenders of shares and are retaining the economic benefits and burdens of the shares loaned. We are not selling any of our ordinary shares in the public offering. Additionally, neither our management nor shareholders controlled by our management are selling their UTi ordinary shares (other than shares that are ultimately sold pursuant to Uniserv’s monetization, including those associated with the exercise of the underwriters’ over-allotment option discussed below).

      Our ordinary shares are traded on the Nasdaq National Market under the symbol “UTIW.” On December 16, 2004, the last reported sale price of our ordinary shares was $66.64 per share.

      The underwriters have been granted an over-allotment option which, if exercised, allows them to sell up to an additional 861,000 shares to cover over-allotments. If the over-allotment option is exercised, the affiliates of the underwriters will loan additional funds to Uniserv and Uniserv will thereby monetize an additional portion of its equity ownership interests in us. Those additional funds can be used for general purposes.

      Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement.

      The public offering price for the underwritten offering is $65.00 per share. Uniserv has agreed to pay the underwriters fees equal to 4.5% of the per share offering price, or $2.925 per share, for such offering.

      This prospectus supplement also relates to an additional 877,000 (or up to 1,009,000 if the underwriters exercise their over-allotment option in full) ordinary shares that affiliates of Bear, Stearns & Co. Inc. and Credit Suisse First Boston LLC will offer from time to time for sale in transactions, including block sales, in the over-the-counter market, in negotiated transactions or otherwise. These shares will be sold at market prices prevailing at the time of sale or at negotiated prices. These shares will not be offered by the underwriters in the underwritten offering described above and will be offered by those affiliates in connection with Uniserv’s monetization transactions. Over the same period when those affiliates sell the additional shares, they or their affiliates expect to purchase an equal number of ordinary shares in the open market. See “Plan of Distribution.”

      Delivery of the shares will be made in New York, New York on or about December 22, 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

Joint Bookrunning Managers

Bear, Stearns & Co. Inc.	Credit Suisse First Boston

The date of this prospectus supplement is December 17, 2004

PROSPECTUS SUPPLEMENT

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ABOUT THIS PROSPECTUS SUPPLEMENT

      Unless the context otherwise indicates, references in this prospectus supplement or the accompanying prospectus to “we,” “us,” “our” or “UTi” refer to UTi Worldwide Inc. and its subsidiaries as a combined entity, except where it is noted or the context makes clear the reference is only to UTi Worldwide Inc.

      This prospectus supplement supplements the prospectus dated December 3, 2004, which is a part of the Registration Statement (Registration No. 333-120040) and which relates to the offering of our ordinary shares by the selling shareholders.

      This document has two parts. The first part is the prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. Unless the context otherwise indicates, references in this prospectus supplement to “prospectus” refer to this entire document, including the prospectus supplement and the accompanying prospectus. To the extent there is a conflict between the information contained in this prospectus supplement, the information contained in the accompanying prospectus or the information contained in any document incorporated by reference herein or therein, the information contained in the most recently dated document shall control.

      It is important for you to read and consider all information contained in this prospectus, including the documents incorporated by reference in this prospectus, in making your investment decision. You should also read and consider the information in the documents we have referred you to in the section entitled “Where You Can Find More Information.”

      All information contained in this prospectus related to Uniserv’s monetization transactions is based on our understanding of those transactions obtained from information made available or otherwise represented to us by Uniserv.

      You should rely only on the information contained, incorporated or deemed incorporated by reference in this prospectus. We have not authorized anyone to give any information or to make any representation not contained, incorporated or deemed incorporated by reference in this prospectus in connection with the offering of our ordinary shares by the selling shareholders in this offering. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is correct as of any date after the respective dates of this prospectus supplement and the accompanying prospectus, even though this prospectus supplement and the accompanying prospectus are delivered or the ordinary shares are offered or sold on a later date.

      This prospectus is not an offer to sell any security other than the ordinary shares, and they are not soliciting an offer to buy any security other than the ordinary shares. This prospectus is not an offer to sell the ordinary shares to any person, and it is not soliciting an offer from any person to buy the ordinary shares, in any jurisdiction where the offer or sale to that person is not permitted.

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PROSPECTUS SUPPLEMENT SUMMARY

      This summary highlights selected information contained elsewhere in this prospectus supplement or incorporated by reference in this prospectus supplement. Because it is a summary, it does not contain all the information that you should consider before investing in our ordinary shares. You should read the entire prospectus carefully, including the section entitled “Risk Factors” included in this prospectus.

Our Company

      We are an international, non-asset based global integrated logistics company that provides services through a network of freight forwarding offices in 257 cities and 106 logistics centers in 54 countries. In addition, we serve our customers through approximately 129 exclusive independent agent-owned offices that are located in 68 additional countries. Our services include air and ocean freight forwarding, contract logistics, customs brokerage and other supply chain management services, including consulting, the coordination of purchase orders and customized management services. Our business is managed from eight principal support offices in Amsterdam, Frankfurt, Hong Kong, Johannesburg, London and Sydney and in the United States in Los Angeles, California and Columbia, South Carolina.

      We serve a large and diverse base of global and local companies, including customers operating in industries with unique supply chain requirements such as the apparel, pharmaceutical, chemical, automotive and high technology electronics industries. We seek to use our global network, proprietary information technology systems, relationships with transportation providers and expertise in outsourced logistics services to optimize the operation of our customers’ global supply chains. We utilize a non-asset based strategy that, through our arrangements and relationships with transportation carriers, provides us with access to transportation capacity without the associated capital investment.

      Our net revenue increased to $596.1 million in fiscal year 2004 from $245.6 million in fiscal year 2000, representing a compound annual growth rate of 24.8%. Our operating income increased to $59.1 million in fiscal year 2004 from $20.5 million in fiscal year 2000, representing a compound annual growth rate of 30.3%. We achieved this growth primarily by expanding our global operations and service offerings through internal expansion and acquisitions and our continued focus on operational productivity and increasing the volume of freight density handled by our global network.

      In February 2002, we initiated NextLeap, our five-year strategic operating plan, with the objective of becoming the primary logistics partner with our customers by offering comprehensive supply chain solutions and services on a worldwide basis. As part of our NextLeap plan, in October 2002, we acquired Standard Corporation as a platform to establish our contract logistics capabilities. Following this acquisition, we expanded our contract logistics capabilities into specialized industry solutions through the acquisitions in June 2004 of International Healthcare Distributors (Pty.) Limited, which we refer to as IHD, and in October 2004 of Unigistix, Inc. These acquisitions expanded our range of contract logistics services and broadened our customer base.

Our Growth Strategy

      Our growth strategy is to take advantage of what we believe to be our competitive strengths in freight forwarding, customs brokerage, contract logistics and related logistics services to fulfill our customers’ supply chain requirements. The principal components of our growth strategy are:

•	Leverage our Global Network and Scope of Services to Obtain Additional Business from Existing and New Customers. We intend to take advantage of our global network and ability to implement comprehensive, customized supply chain solutions with measurable benefits to increase the volume of freight transported through our network. As supply chain management becomes more complicated, we believe companies are increasingly seeking full service solutions from a single or limited number of partners that can provide services globally. We believe our global network and the scope of our services provide us with competitive advantages over smaller or more limited freight forwarding, customs brokerage and contract logistics companies in meeting the needs of our existing customers and attracting new customers.

•	Invest in Technology. We intend to continue to invest in and improve our information technology systems and license complementary software from third parties to enhance our customers’ visibility into their supply chains. We believe our information technology systems add value to our customers’ supply chains and provide us with competitive advantages in attracting additional customers. Our eMpower suite of supply chain technology systems is based on an open architecture design. eMpower facilitates the online operations of our supply chain activities, allows our agents and offices to link to our information technology system and offers our customers real-time, web-based access to detailed levels of inventory product and shipment data, customized reporting and analysis and easy integration with their technology systems. In addition, we are working to develop customer solutions that utilize leading edge technologies such as radio frequency identification, or RFID, which will provide enhanced information flow and supply chain visibility to our customers.

•	Pursue Strategic Acquisitions. We intend to continue to pursue strategic acquisitions that we believe will expand our service offerings and global reach, add customers and increase the volume of goods shipped in selected freight lanes. During the past 12 months, we expanded our contract logistics capabilities through the acquisitions of IHD and Unigistix. The acquisition of IHD strengthened our position and expertise in the pharmaceutical sector, and the acquisition of Unigistix expanded our operations in Canada and in targeted industries.

•	Improve Operating Efficiencies. We have implemented an organizational structure which is designed to take advantage of opportunities to improve our operating efficiency and profitability. For example, in our freight forwarding business, we focus on improving profitability by concentrating the volume of freight we ship through selected transportation providers in order to obtain favorable terms. In our contract logistics business, we take advantage of opportunities to utilize shared warehouse facilities and focus on managing our staffing costs in order to increase operating efficiency. We also utilize a performance-based management incentive system which rewards our employees based on higher levels of profitability at the local operating level.

Our Industry

      The global logistics industry consists of supply chain management, freight forwarding, distribution, warehousing and information systems. We believe that companies in our industry must be able to provide their customers with integrated, global supply chain solutions. Among the factors that we believe are impacting our industry are the outsourcing of supply chain activities, increased global trade and sourcing, increased demand for time definite delivery of goods, and the need for advanced information technology systems that facilitate real-time access to shipment data, customer reporting and transaction analysis. Furthermore, as supply chain management becomes more complicated, we believe companies are increasingly seeking full service solutions from a single or limited number of partners that are familiar with their requirements, processes and procedures and that can provide services globally. We believe it is becoming increasingly difficult for smaller regional competitors or providers with a more limited service or information technology offering to compete, which we expect to result in further industry consolidation.

      We seek to use our global network, proprietary information technology systems, relationships with transportation providers and expertise in outsourced logistics services to improve our customers’ visibility into their supply chains while reducing their logistics costs.

Our Address and Telephone Number

      We were incorporated in the British Virgin Islands on January 30, 1995 under the International Business Companies Act as an international business company and operate under the British Virgin Islands legislation governing corporations. The address and telephone number of our registered office are 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands and (284) 494-4567, respectively. Our registered agent is Midocean Management and Trust Services (BVI) Limited, 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. We also can be reached through UTi, Services, Inc., 19500 Rancho Way, Suite 116, Rancho Dominguez, CA 90220 USA. Our website address is http://www.go2uti.com. Information included or referred to on our website is not incorporated by reference in or otherwise a part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

      This prospectus contains our names, trademarks, service marks and logos, in addition to those of other persons and entities.

THE OFFERINGS

Uniserv’s Monetization Transactions

United Service Technologies Limited, or Uniserv, is a publicly traded company in South Africa and is our largest shareholder. Uniserv holds our ordinary shares and has no other significant assets. Uniserv has previously announced a proposed merger transaction. Subject to the satisfaction of certain conditions, including the completion of this underwritten offering, the merger transaction will result in the cancellation of the Uniserv shares held by its shareholders, other than PTR Holdings Inc. (which we refer to as PTR Holdings), a company controlled by certain current and former members of our management and by the Anubis Trust (a Guernsey Islands Trust which has an independent trustee and protector) and described under “Selling Shareholders” below. Following the consummation of the merger and the completion of this underwritten offering, the equity interests of Uniserv’s other shareholders will be cancelled and PTR Holdings will be Uniserv’s sole remaining shareholder, resulting in Uniserv de-listing from the JSE Securities Exchange South Africa and ceasing to publicly trade in South Africa.

The offerings covered by this prospectus are a part of the related transactions pursuant to which Uniserv will monetize a portion of its equity ownership interest in us to raise the financing required to pay the merger consideration to Uniserv’s shareholders, other than PTR Holdings, following consummation of its previously announced merger. In conjunction with Uniserv’s monetization transactions, Uniserv will borrow funds to finance the merger consideration from affiliates of the underwriters. See the sections entitled “Selling Shareholders” and “Plan of Distribution.”

The Underwritten Offering

Ordinary Shares Offered by Bear, Stearns & Co. Inc. and Credit Suisse First Boston LLC on Behalf of Their Affiliates	5,743,000 ordinary shares (or up to 6,604,000 shares if the underwriters exercise their over-allotment option in full). The underwriters are selling these ordinary shares on behalf of their affiliates as part of Uniserv’s monetization transactions. To facilitate Uniserv’s monetization transactions, up to 4,383,057 of these ordinary shares will be borrowed from the affiliated share lenders and the remainder are expected to be borrowed from other third party lenders. See the sections entitled “Selling Shareholders” and “Plan of Distribution”.

Use of Proceeds	As part of the monetization transactions, upon consummation of the underwritten offering, affiliates of the underwriters will loan the proceeds of the underwritten offering to Uniserv to pay the merger consideration to Uniserv’s shareholders, other than PTR Holdings, and to pay a portion of the expenses of the Uniserv monetization transactions. If the underwriters exercise the over-allotment option, their affiliates will loan to Uniserv additional funds that can be used by Uniserv for its general purposes, including payment of expenses associated with the monetization transactions.

Except for the purchase by Uniserv of the approximately 0.3% share interest in Uniserv owned by Matthys J. Wessels, one of our directors who is also an affiliated share lender, neither we nor the affiliated share lenders will receive any of the funds that will be loaned to Uniserv by affiliates of the underwriters upon consummation of the underwritten offering.

Additional Sales and Purchases

Ordinary Shares to be Sold and Purchased	This prospectus also relates to an additional 877,000 (or up to 1,009,000 if the underwriters exercise their over-allotment option in full) ordinary shares that affiliates of the underwriters, following the underwritten offering described above, will from time to time offer for sale. See “Plan of Distribution — Additional Offering by Affiliates of Bear, Stearns & Co. Inc. and Credit Suisse First Boston LLC.” Over the same period that those affiliates sell the additional ordinary shares, they or their affiliates expect to purchase an equal number of ordinary shares in the open market. Neither we nor the affiliated share lenders will receive any of the proceeds of those sales.

Nasdaq National Market Symbol	UTIW

Risk Factors	We urge you to read carefully the risk factors on page S-8 of this prospectus supplement.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following summary consolidated financial data as of January 31, 2004 and 2003 and for each of the years in the three-year period ended January 31, 2004 have been derived from our audited consolidated financial statements which are incorporated by reference in this prospectus. The following summary consolidated financial data as of January 31, 2001, and 2000 and for each of the years in the two-year period ended January 31, 2001 have been derived from our audited consolidated financial statements which are not incorporated by reference or included in this prospectus. The summary unaudited interim consolidated financial data as of October 31, 2004, and for the nine months ended October 31, 2004 and 2003 are derived from the unaudited interim consolidated financial results that we announced and filed with the Securities and Exchange Commission in a current report on Form 8-K on December 7, 2004. Our unaudited interim consolidated financial results have been prepared on a basis consistent with our audited financial statements and include all adjustments, which are only normal recurring adjustments, necessary for the fair presentation of the financial position and the results of operations for the unaudited periods. The historical results are not necessarily indicative of the operating results to be expected in the future and results for the nine months ended October 31, 2004 are not necessarily indicative of results to be expected for the full fiscal year. All financial information presented has been prepared in United States dollars and in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). This data should be read in conjunction with the financial statements, related notes and other information included or incorporated by reference in this prospectus.

						Nine Months Ended
	Year Ended January 31,					October 31,

	2004	2003	2002	2001	2000	2004	2003

	(In thousands, except per share amounts)
Income Statement Data:
Gross revenue(1)	$1,502,875	$1,170,060	$889,786	$863,259	$706,955	$1,632,490	$1,087,539
Freight consolidation costs(1)(2)	906,734	765,270	585,227	561,413	461,338	1,073,979	654,716
Net revenue(2)
Airfreight forwarding	198,822	157,493	142,312	145,594	124,177	184,946	145,376
Ocean freight forwarding	75,131	66,554	58,633	54,461	44,078	71,525	54,103
Customs brokerage	65,532	61,105	54,034	55,295	40,156	55,558	47,818
Contract logistics	192,969	79,517	14,957	8,478	7,921	184,087	141,185
Other	63,687	40,121	34,623	38,018	29,285	62,395	44,341

Total net revenue	596,141	404,790	304,559	301,846	245,617	558,511	432,823
Staff costs	318,727	204,971	156,005	154,426	124,330	289,500	231,760
Depreciation and amortization	14,806	11,174	9,411	9,060	7,798	13,475	10,750
Amortization of intangible assets(3)	663	198	5,339	4,306	2,935	865	484
Other operating expenses	202,874	142,942	104,134	109,846	90,032	185,713	145,725

Operating income(3)	59,071	45,505	29,670	24,208	20,522	68,958	44,104
Pretax income(3)	59,771	43,294	28,477	25,623	18,750	69,559	45,059
Income before minority interests(3)	46,368	30,802	20,507	19,415	17,098	50,589	33,886
Net income(3)	$44,771	$29,294	$19,158	$18,453	$16,693	$48,917	$32,568
Earnings per ordinary share:
Basic(3)(4)	$1.48	$1.13	$0.76	$0.95	$1.12	$1.59	$1.08
Diluted(3)(4)	$1.42	$1.11	$0.75	$0.88	$0.86	$1.52	$1.04
Cash dividends declared per ordinary share	$0.095	$0.075	$0.075	$0.15	$0.14	$0.115	$0.095

						Nine Months Ended
	Year Ended January 31,					October 31,

	2004	2003	2002	2001	2000	2004	2003

	(In thousands, except per share amounts)
Number of weighted average shares used for per share calculation:
Basic shares(4)	30,292	25,932	25,233	19,345	14,263	30,688	30,237
Diluted shares(4)	31,480	26,504	25,502	21,053	19,356	32,137	31,393

						Nine Months
						Ended
	Year Ended January 31,					October 31,

	2004	2003	2002	2001	2000	2004

	(In thousands, except per share amounts)
Balance Sheet Data:
Cash and cash equivalents	$156,687	$168,125	$87,594	$98,372	$20,760	$124,340
Total assets	703,341	627,075	404,611	443,753	288,098	983,299
Long-term liabilities	12,530	9,969	9,177	14,890	14,339	21,927
Total shareholders’ equity(4)	$385,846	$324,169	$179,854	$187,488	$107,402	$450,243

(1)	Gross revenue represents billings on exports to customers, plus net revenue on imports, net of any billings for value added taxes, custom duties and freight insurance premiums whereby we also act as an agent. Gross revenue and freight consolidation costs for airfreight and ocean freight forwarding services, including commissions earned from our services as an authorized agent for airline and ocean carriers and third-party freight insurers, are recognized at the time the freight departs the terminal of origin, which is when the customer is billed. Gross customs brokerage revenue and contract logistics and other revenue are recognized when we bill the customer, which for customs brokerage revenue is when the necessary documentation for customs clearance has been completed, and for contract logistics and other revenue is when the service has been provided to third parties in the ordinary course of business.

(2)	Net revenue is determined by deducting freight consolidation costs from gross revenue. Freight consolidation costs are recognized at the time the freight departs the terminal of origin.

(3)	Effective with fiscal year 2003, operating income, pretax income, income before minority interests and net income, as well as basic and diluted earnings per ordinary share, exclude the effect of amortization of goodwill in accordance with the adoption of Statement of Financial Accounting Standards No. 142.

(4)	In December 2002, we completed a public offering of 4,600,000 ordinary shares. Net proceeds totaled approximately $100.0 million (after underwriting discounts and commissions and related transaction expenses). In November 2000, we completed a public offering of 5,405,000 ordinary shares. Net proceeds totaled approximately $71.8 million (after underwriting discounts and commissions and related transaction expenses).

RISK FACTORS

      An investment in our ordinary shares involves a high degree of risk. You should read the following risk factors carefully before purchasing our ordinary shares. If any of the risks discussed below actually occurs, our business, financial condition, operating results or cash flows could be materially adversely affected. This would cause the trading price of our ordinary shares to decline, and you may lose all or part of your investment. The following risk factors are not to be considered a definitive list of all risks associated with our operations and should be read in conjunction with the risks and uncertainties contained in our other filings with and submissions to the Securities and Exchange Commission.

Risks Related to Our Business and Industry

We conduct business throughout the world and we expect that our results of operations may be impacted by international trade volumes and by global and regional economic conditions.

      Our business is related to and dependent on general world economic conditions, and the local, regional, national and international conditions that affect international trade and the specific regions or countries that we serve. We are affected by recessionary economic cycles and downturns in our customers’ business cycles, particularly in market segments and industries such as apparel, pharmaceutical, chemical, automotive and high technology electronics, where we have a significant concentration of customers.

      Economic conditions, including those resulting from wars, civil unrest, acts of terrorism and other conflicts, may adversely affect the global economy, our customers and their ability to pay for services. The consequences of any armed conflict are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business. We expect that our revenue and results of operations will continue to be sensitive to global and regional economic conditions.

Our international presence exposes us to potential difficulties associated with managing distant operations and to regulatory, tariff, licensing and other risks.

      We conduct a majority of our business outside of the United States and we anticipate that revenue from foreign operations will continue to account for a significant amount of our future revenue. Our international operations are directly related to and dependent on the volume of international trade and local market conditions. Our international operations and international commerce are influenced by many factors, including:

•	changes in economic and political conditions and in governmental policies,

•	changes in international and domestic customs regulations,

•	wars, civil unrest, acts of terrorism and other conflicts,

•	natural disasters,

•	changes in tariffs, trade restrictions, trade agreements and taxation,

•	difficulties in managing or overseeing foreign operations,

•	limitations on the repatriation of funds because of foreign exchange controls,

•	different liability standards, and

•	intellectual property laws of countries which do not protect our intellectual property rights to the same extent as the laws of the United States.

      The occurrence or consequences of any of these factors may restrict our ability to operate in the affected region and/or decrease the profitability of our operations in that region.

Restrictions and controls on investments and acquisitions outside of the United States and our ability to conduct business with local agents in particular countries may restrict our ability to operate in those countries.

      Investments in joint ventures or businesses outside of the United States have been and will continue to be restricted or controlled to varying degrees. These restrictions or controls have and may continue to limit or preclude investments in proposed joint ventures or business acquisitions outside of the United States or increase our costs and expenses in seeking to effect such transactions. Various governments require governmental approval prior to investments by foreign persons and limit the extent of any such investments. In some countries, we may be required by local regulations to conduct operations pursuant to an agency or sponsorship agreement. Even if not required by regulations, we may conduct business in a country with a local agent who can provide knowledge of the local market conditions and facilitate the acquisition of necessary licenses and permits. The loss of an agent or sponsor could result in the temporary or permanent cessation of operations in a particular country. There can be no assurance that we will be able to replace such agent or sponsor on favorable terms, if at all. Furthermore, various governments restrict investment opportunities by foreign persons in some industries or may require governmental approval for the repatriation of capital and income by foreign investors. There can be no assurance that such approvals will be forthcoming in the future. There also can be no assurance that additional or different restrictions or adverse policies applicable to us will not be imposed in the future or, if imposed, as to the duration or impact of any such restrictions or policies.

Foreign currency fluctuations could result in currency translation exchange gains or losses or could increase or decrease the book value of our assets.

      Our reporting currency is the United States dollar. For the fiscal year ended January 31, 2004 and for the nine-month period ended October 31, 2004, we derived a substantial portion of our gross revenue in currencies other than the United States dollar and, due to the global nature of our operations, we expect in the foreseeable future to continue to conduct a significant amount of our business in currencies other than our reporting currency. Appreciation or depreciation in the value of other currencies as compared to our reporting currency will result in currency translation exchange gains or losses which, if the appreciation or depreciation is significant, could be material. In those areas where our revenue is denominated in a local currency rather than our reporting currency, a depreciation of the local currency against the United States dollar could adversely affect our reported United States dollar earnings. Additionally, the assets and liabilities of our international operations are denominated in each country’s local currency. As such, when the value of those assets is translated into United States dollars, foreign currency exchange rates may adversely affect the book value of our assets. We cannot predict the effects of exchange rate fluctuations on our future operating results. We will experience the effects of changes in foreign currency exchange rates on our consolidated net income in the future.

We have significant operations located in South Africa which are subject to various economic, regulatory, political and other uncertainties and factors which could adversely impact our operations located in that country.

      For the fiscal year ended January 31, 2004, approximately 20% of our net revenues were generated in South Africa and our South African assets represented approximately 20% of our total assets as of January 31, 2004. South Africa faces a number of social, political and economic issues which may affect our South African operations.

      The government of South Africa and the South African business community have recently undertaken a number of significant steps designed to involve historically disadvantaged South Africans in the ownership and management of South African businesses and to achieve broad-based black empowerment in the South African economy. In January 2004, the South African government enacted legislation requiring business enterprises to develop empowerment plans and to report on their compliance with those plans. The purpose of the legislation is to empower historically disadvantaged South Africans through diverse but integrated social economic strategies including direct empowerment, the object of which is the promotion of ownership and control of the South African economy, the promotion of human resource development, and indirect empowerment incorporating criteria such as the level of procurement sourced from businesses which are owned or empowered by historically disadvantaged South Africans and investments in, and joint ventures with, businesses empowered or owned by historically disadvantaged South Africans.

      In third quarter of fiscal year 2005, we reached an agreement in principle, which will qualify our South African operations as black empowered. The transaction, which does not impact our IHD operations, involves a reorganization of our South African operations (excluding IHD) and the transfer of such operations to a newly formed entity in exchange for an interest bearing promissory note. In connection with the transaction, approximately 25% of the equity interests of the newly formed entity was sold to a black empowerment trust and we retained the remaining approximately 75% equity interest in the entity. The transaction is structured to permit the empowerment trust to share in approximately 25% of the future income after taxes of our current South African operations (excluding IHD) above current net income levels. It is possible that this transaction may result in unexpected dilution to our consolidated earnings in the current fiscal year and dilution to our earnings in future fiscal years. Moreover, there are risks associated with having a 25% shareholder involved in our operations and it is also possible that that our South African operations will not receive the anticipated business benefits of being certified as black empowered.

Because our business is dependent on commercial airfreight carriers and air charter operators, ocean freight carriers and other transportation companies, changes in available cargo capacity and other changes affecting such carriers, as well as interruptions in service or work stoppages by such carriers, may negatively impact our business.

      We rely on commercial airfreight carriers and air charter operators, ocean freight carriers, trucking companies and other transportation companies for the movement of our customers’ cargo. Consequently, our ability to provide these services for our clients could be adversely impacted by shortages in available cargo capacity; changes by carriers and transportation companies in policies and practices such as scheduling, pricing, payment terms and frequency of service or increases in the cost of fuel, taxes and labor; and other factors not within our control. Reductions in airfreight or ocean freight capacity could negatively impact our yields. Material interruptions in service or stoppages in transportation, whether caused by strike, work stoppage, lock-out, slowdown or otherwise, could adversely impact our business, results of operations and financial condition.

Our business is subject to seasonal trends.

      Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first and fourth fiscal quarters are traditionally weaker compared with our other fiscal quarters. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand, climate, economic conditions and numerous other factors beyond our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or forecast many of these factors.

Comparisons of our operating results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

      Our operating results have fluctuated in the past and it is likely that they will continue to fluctuate in the future because of a variety of factors, many of which are beyond our control. Changes in our pricing policies and those of our competitors and changes in the shipping patterns of our customers may adversely impact our operating results. In addition, the following factors could also cause fluctuations in our operating results:

•	personnel costs,

•	fluctuations in currency exchange rates,

•	costs relating to the expansion of operations,

•	costs and revenue fluctuations due to acquisitions,

•	pricing and availability of cargo space on airlines, ships and trucks which we utilize to transport freight,

•	adjustments in inventory levels,

•	fluctuations in fuel surcharges,

•	pricing pressures from our competitors,

•	changes in our customers’ requirements for contract logistics and outsourcing services,

•	customer discounts and credits, and

•	timing and magnitude of capital expenditures.

      Because our quarterly revenues and operating results vary significantly, comparisons of our results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance.

We have grown and plan to grow, in part, through acquisitions of other freight forwarders, customs brokers, contract logistics providers and supply chain management providers. Growth by acquisitions involves risks and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate any acquired business into our operations.

      We have grown through acquisitions and we may pursue opportunities to expand our business by acquiring other companies in the future.

      Acquisitions involve risks including those relating to:

•	identification of appropriate acquisition candidates or negotiation of acquisitions on favorable terms and valuations,

•	integration of acquired businesses and personnel,

•	implementation of proper business and accounting controls,

•	ability to obtain financing, on favorable terms or at all,

•	diversion of management attention,

•	retention of employees and customers, and

•	unexpected costs, expenses and liabilities.

      Our growth strategy may affect short-term cash flow and net income as we expend funds, increase indebtedness and incur additional expenses in connection with pursuing acquisitions. We also may issue our ordinary shares from time to time as consideration for future acquisitions and investments. In the event any such acquisition or investment is significant, the number of our ordinary shares that we may issue could in turn be significant. In addition, we may also grant registration rights covering those ordinary shares in connection with any such acquisitions and investments. Acquisitions completed by us have included contingent earn-out arrangements which provide for payments which may be made by us in cash which would reduce the amount of cash available to us or could cause us to incur additional indebtedness and by the our issuance of additional shares resulting in an increase in the number of our outstanding shares. If we are not able to identify or acquire companies consistent with our growth strategy or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, and our operating results may be adversely affected.

Our growth and profitability may not continue, which may result in a decrease in our stock price.

      We experienced significant growth in revenue and operating income over the past several years. There can be no assurance that our growth rate will continue or that we will be able to effectively adapt our management, administrative and operational systems to respond to any future growth. We can provide no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in industry, economic or political conditions. Slower or less profitable growth or losses would adversely affect our results of operations, which may result in a decrease in our stock price.

We may not succeed with our NextLeap strategic operating plan, and as a result our revenue and profitability may not increase.

      We recently completed the eleventh quarter of NextLeap, our five-year strategic operating plan designed to help us transition from being a global freight forwarding operator to a global integrated logistics provider offering our customers a comprehensive range of services across the entire supply chain. Under NextLeap, we are undertaking various efforts to attempt to increase the number of our customers and our revenue, improve our operating margins, and train and develop our employees. We face numerous challenges in trying to achieve our objectives under this strategic plan, including challenges involving attempts to leverage customer relationships, integrate acquisitions and improve our systems. We also face challenges developing, training and recruiting personnel. This strategic operating plan requires that we successfully manage our operations and growth which we may not be able to do as well as we anticipate. Our business is subject to numerous factors and risks beyond our control and we may not be able to successfully implement NextLeap and no assurance can be given that our efforts will result in increased revenues or improved margins or profitability. If we are not able to increase our revenue or improve our operating margins in the future, our results of operations could be adversely affected.

Our effective income tax rate will impact our results of operations, cash flow and profitability.

      We have international operations and generate taxable income in different countries throughout the world, with different effective income tax rates. Our future effective income tax rate will be impacted by a number of factors, including the geographical composition of our worldwide taxable income. If the tax laws of the countries in which we operate are rescinded or changed or the United States or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner or jurisdiction in which our profits are recognized, our effective income tax rate could increase, which would adversely impact our cash flow and profitability.

We face intense competition in the freight forwarding, contract logistics and supply chain management industry.

      The freight forwarding, contract logistics and supply chain management industry is intensely competitive and we expect it to remain so for the foreseeable future. We face competition from a number of companies, including many that have significantly greater financial, technical and marketing resources. There are a large number of companies competing in one or more segments of the industry. We also encounter competition from regional and local third-party logistics providers, freight forwarders and integrated transportation companies. Depending on the location of the customer and the scope of services requested, we must compete against both the niche players, including wholesalers in the pharmaceutical industry, and larger competitors. In addition, customers increasingly are turning to competitive bidding situations involving bids from a number of competitors, including competitors that are larger than us. We also face competition from air and ocean carriers, computer information and consulting firms and contract manufacturers, all of which traditionally operated outside of the supply chain management industry, but are now beginning to expand the scope of their operations to include supply chain related services. Increased competition could result in reduced revenues, reduced margins or loss of market share, any of which could damage the long-term or short-term prospects of our business.

Our industry is consolidating and if we cannot gain sufficient market presence in our industry, we may not be able to compete successfully against larger, global companies in our industry.

      There currently is a marked trend within our industry toward consolidation of niche players into larger companies which are attempting to increase their global operations through the acquisition of freight forwarders and contract logistics providers. If we cannot gain sufficient market presence in our industry through internal expansion and additional acquisitions, we may not be able to compete successfully against larger, global companies in our industry.

We are dependent on key management personnel and the loss of any such personnel could materially and adversely affect our business.

      Our future performance depends, in significant part, upon the continued service of our key management personnel, including Roger MacFarlane (Chief Executive Officer), Matthys Wessels (Vice Chairman of the Board and Chief Executive Officer — African Region), Alan Draper (Executive Vice President and President — Asia Pacific Region), John Hextall (President — Europe, Middle East and North Africa Region and President — Americas Region for Freight Forwarding), Gene Ochi (Senior Vice President — Marketing and Global Growth) and Lawrence Samuels (Senior Vice President — Finance, Chief Financial Officer and Secretary). There can be no assurance that we can retain such key managerial employees. The unplanned loss of the services of one or more of these or other key personnel could have a material adverse effect on our business, operating results and financial condition. We must continue to develop and retain a core group of management personnel and address issues of succession planning if we are to realize our goal of growing our business. We cannot assure you that we will be successful in our efforts.

Because we are a holding company, we are financially dependent on receiving distributions from our subsidiaries and we could be harmed if such distributions could not be made in the future.

      We are a holding company and all of our operations are conducted through subsidiaries. Consequently, we rely on dividends or advances from our subsidiaries (including those that are wholly owned) to meet our financial obligations and to pay dividends on our ordinary shares. The ability of our subsidiaries to pay dividends to us and our ability to receive distributions on our investments in other entities is subject to applicable local law and other restrictions including, but not limited to, applicable tax laws and limitations contained in some of their bank credit facilities. Such laws and restrictions could limit the payment of dividends and distributions to us which would restrict our ability to continue operations. In general, our subsidiaries cannot pay dividends to us in excess of their retained earnings and most countries in which we conduct business require us to pay a distribution tax on all dividends paid. In addition, the amount of dividends that our subsidiary in Zimbabwe may pay is limited each year by the cumulative amount the board of directors of such subsidiary has declared as dividends out of each year’s earnings.

Because we manage our business in many countries around the world, our operations may be materially adversely affected by inconsistent management practices.

      We manage our business in many countries around the world, with local and regional management retaining responsibility for day-to-day operations, profitability and the growth of the business. Our operating approach can make it difficult for us to implement strategic decisions and coordinated procedures throughout our global operations. In addition, some of our subsidiaries operate with management, sales and support personnel that may be insufficient to support growth in their respective businesses without regional oversight and global coordination. Our operating approach could result in inconsistent management practices and materially adversely affect our overall profitability, and ultimately our business, results of operations, financial condition and prospects.

We may need additional financing to fund our operations and finance our growth, and we may not be able to obtain financing on terms acceptable to us or at all.

      We may require additional financing to fund our operations and our current plans for expansion. Because our credit facilities often are limited to the country in which the facility is originated, we may require additional financing to fund our operations in countries in which we do not have existing credit facilities. In addition, when our existing credit facilities expire, we may need to obtain replacement financing. Our two largest credit facilities are with Nedbank, and the bank has the right to terminate these facilities at any time and cause outstanding interest and principal due under these facilities to become immediately due and payable. Additional or replacement financing may involve incurring debt or selling equity securities. There can be no assurance that additional or replacement financing will be available to us on commercially reasonable terms or at all. If we incur additional debt, the risks associated with our business could increase. If we raise capital through the sale of equity securities, the percentage ownership of our shareholders will be diluted. In addition, any new equity securities may have rights, preferences or privileges senior to those of our ordinary shares. If we are unable to obtain additional or replacement financing, our ability to fund our operations and meet our current plans for expansion will be materially adversely affected.

If we fail to develop and integrate information technology systems or we fail to upgrade or replace our information technology systems to handle increased volumes and levels of complexity, meet the demands of our customers and protect against disruptions of our operations, we may lose inventory items, orders or customers, which could seriously harm our business.

      Increasingly, we compete for customers based upon the flexibility and sophistication of the information technology systems supporting our services. The failure of the hardware or software that supports our information technology systems, the loss of data contained in the systems, or the inability to access or interact with our web site or connect electronically, could significantly disrupt our operations, prevent customers from placing orders, or cause us to lose inventory items, orders or customers. If our information technology systems are unable to handle additional volume for our operations as our business and scope of services grow, our service levels, operating efficiency and future transaction volumes will decline. In addition, we expect customers to continue to demand more sophisticated, fully integrated information technology systems from their supply chain services providers. If we fail to hire qualified persons to implement, maintain and protect our information technology systems or we fail to upgrade or replace our information technology systems to handle increased volumes and levels of complexity, meet the demands of our customers and protect against disruptions of our operations, we may lose inventory items, orders or customers, which could seriously harm our business.

Our information technology systems are subject to risks which we cannot control.

      Our information technology systems are dependent upon global communications providers, web browsers, telephone systems and other aspects of the Internet infrastructure which have experienced significant system failures and electrical outages in the past. Our systems are susceptible to outages due to fire, floods, power loss, telecommunications failures, break-ins and similar events. Despite our implementation of network security measures, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. The occurrence of any of these events could disrupt or damage our information technology systems and inhibit our internal operations, our ability to provide services to our customers and the ability of our customers to access our information technology systems.

We may be adversely affected if we are unable to license the software necessary for our information technology system.

      We license a variety of software that is used in our information technology system, which we call eMpower. As a result, the success and functionality of our information technology system is dependent upon our ability to continue our licenses for this software. There can be no assurance that we will be able to maintain these licenses or replace the functionality provided by this software on commercially reasonable terms or at all. The failure to maintain these licenses or a significant delay in the replacement of this software could have a material adverse effect on our business, financial condition and results of operations.

If we fail to adequately protect our intellectual property rights, the value of such rights may diminish and our results of operations and financial condition may be materially adversely affected.

      We rely on a combination of copyright, trademark and trade secret laws and confidentiality procedures to protect our intellectual property rights. These protections may not be sufficient, and they do not prevent independent third-party development of competitive products or services. Further, the laws of many foreign countries do not protect our intellectual property rights to the same extent as the laws of the United States. A failure to protect our intellectual property rights could result in the loss or diminution in value of such rights.

If we are not able to limit our liability for customers’ claims through contract terms and limit our exposure through the purchase of insurance, we could be required to pay large amounts to our customers as compensation for their claims and our results of operations could be materially adversely affected.

      In general, we limit by contract and/ or International Conventions and laws our liability to our customers for loss or damage to their goods to $20 per kilogram (approximately $9.07 per pound) for airfreight shipments and $500 per carton or customary unit, including an ocean container, for ocean freight shipments, with the actual insured amount determined based on the value of the freight. However, because a freight forwarder’s relationship to an airline or ocean carrier is that of a shipper to a carrier, the airline or ocean carrier generally assumes the same responsibility to us as we assume to our customers. When we act in the capacity of an authorized agent for an air or ocean carrier, the carrier, rather than us, assumes liability for the safe delivery of the customer’s cargo to its ultimate destination. When we provide contract logistics services, we may be responsible for losses related to inventory “shrinkage” or other disruptions in shipments, for which we seek to limit our liability by purchasing insurance. We have, from time to time, made payments to our customers for claims related to our services and may make such payments in the future. Should we experience an increase in the number or size of such claims or an increase in liability pursuant to claims or unfavorable resolutions of claims, our results could be adversely affected. There can be no assurance that our insurance coverage will provide us with adequate coverage for such claims or that the maximum amounts for which we are liable in connection with our services will not change in the future or exceed our insurance levels. In addition, significant increases in insurance costs could reduce our profitability.

The failure of our policies and procedures which are designed to prevent the unlawful transportation or storage of hazardous, explosive or illegal materials could subject us to large fines, penalties or lawsuits.

      We are subject to a broad range of foreign and domestic (including state and local) environmental, health and safety and criminal laws and regulations, including those governing discharges into the air and water, the storage, handling and disposal of solid and hazardous waste and the shipment of explosive or illegal substances. In the course of our operations, we may be asked to arrange for the storage or transportation of substances defined as hazardous under applicable laws. As is the case with any such operation, if a release of hazardous substances occurs on or from our facilities or from the transporter, we may be required to participate in the remedy of, or otherwise bear liability for, such release or be subject to claims from third parties whose property or person is injured by the release. In addition, if we arrange for the storage or transportation of hazardous, explosive or illegal materials in violation of applicable laws or regulations, we may face civil or criminal fines or penalties, including bans on making future shipments in particular geographic areas. In the event we are found to not be in compliance with applicable environmental, health and safety laws and regulations or there is a future finding that our policies and procedures fail to satisfy requisite minimum safeguards or otherwise do not comply with applicable laws or regulations, we could be subject to large fines, penalties or lawsuits and face criminal liability. In addition, if any damage or injury occurs as a result of the storage or transportation of hazardous, explosive or illegal materials, we may be subject to claims from third parties, and bear liability, for such damage or injury even if we were unaware of the presence of the hazardous, explosive or illegal materials.

If we fail to comply with applicable governmental regulations, we could be subject to substantial fines or revocation of our permits and licenses and we may experience increased costs as a result of governmental regulation.

      Our air transportation activities in the United States are subject to regulation by the Department of Transportation as an indirect air carrier and by the Federal Aviation Administration (FAA). We are also subject to security measures and strict shipper and customer classifications by the new Transportation Security Administration (TSA). We anticipate new security requirements regarding the handling of airfreight in the near term. Our overseas offices and agents are licensed as airfreight forwarders in their respective countries of operation, as necessary. We are accredited in each of our offices by the International Air Transport Association (IATA) or the Cargo Network Services Corporation, a subsidiary of the IATA, as a registered agent. Our indirect air carrier status is also subject to the Indirect Air Carrier Standard Security Program administered by the TSA. We are licensed as a customs broker by the United States Customs and Border Protection of the Department of Homeland Security (which we refer to as the CBP) in each United States customs district in which we do business. All United States customs brokers are required to maintain prescribed records and are subject to periodic audits by the CBP. As a certified and validated party under the self-policing Customs-Trade Partnership against Terrorism (C-TPAT), we are also subject to compliance with security regulations within the trade environment that are enforced by the CBP. We are also subject to regulations under the Container Security Initiative, which is administered by the CBP. Our foreign customs brokerage operations are licensed in and subject to the regulations of their respective countries.

      We are licensed as an ocean freight forwarder by and registered as an ocean transportation intermediary with the Federal Maritime Commission. The Federal Maritime Commission has established qualifications for shipping agents, including surety bonding requirements. The Federal Maritime Commission also is responsible for the economic regulation of non-vessel operating common carriers that contract for space and sell that space to commercial shippers and other non-vessel operating common carriers for freight originating or terminating in the United States. To comply with these economic regulations, vessel operators and non-vessel operating common carriers are required to publish tariffs that establish the rates to be charged for the movement of specified commodities into and out of the United States. The Federal Maritime Commission has the power to enforce these regulations by assessing penalties. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than those that do originate or terminate in the United States.

      As part of our contract logistics services, we operate owned and leased warehouse facilities. Our operations at these facilities include both warehousing and distribution services, and we are subject to various federal and state environmental, work safety and hazardous materials regulations, including those in South Africa related to the pharmaceutical industry.

      We may experience an increase in operating costs, such as costs for security, as a result of governmental regulations that have been and will be adopted in response to terrorist activities and potential terrorist activities. Compliance with changing governmental regulations can be expensive. No assurance can be given that we will be able to pass these increased costs on to our customers in the form of rate increases or surcharges. We cannot predict what impact future regulations may have on our business. Our failure to maintain required permits or licenses, or to comply with applicable regulations, could result in substantial fines or revocation of our operating permits and licenses.

If we are not able to sell container space that we purchase from ocean shipping lines and capacity that we charter from our carriers, we will not be able to recover our out-of-pocket costs and our profitability may suffer.

      As an indirect ocean carrier or non-vessel operating common carrier, we contract with ocean shipping lines to obtain transportation for a fixed number of containers between various points during a specified time period at variable rates. As an airfreight forwarder, we also charter aircraft capacity to meet peak season volume increases for our customers, particularly in Hong Kong and other locations in Asia. We then solicit freight from our customers to fill the ocean containers and air charter capacity. When we contract with ocean shipping lines to obtain containers and with air carriers to obtain charter aircraft capacity, we become obligated to pay for the container space or charter aircraft capacity that we purchase. If we are not able to sell all of our purchased container space or charter aircraft capacity, we will not be able to recover our out-of-pocket costs for such purchase of container space or charter aircraft capacity and our results would be adversely affected.

If we lose certain of our contract logistics customers or we cannot maintain adequate levels of utilization in our shared warehouses, then we may experience revenue losses and decreased profitability.

      We anticipate that revenues from our contract logistics services will account for an increasing portion of our consolidated revenues and may continue to increase as we further develop and expand our contract logistics, distribution and outsourcing services.

      In some cases, we lease single-tenant warehouses and distribution facilities under leases with terms longer than the contract logistics services contracts we have with our customers. We are required to pay rent under these real property leases even if our customers decide not to renew or otherwise terminate their agreements with us and we are not able to obtain new customers for these facilities. As a result, our revenues and earnings may be adversely affected. In addition, if we experience a decline in demand for space in our shared warehouses, then our revenues and earnings may decline as we would continue to be obligated to pay the full amount of the underlying leases.

If we are not reimbursed for amounts which we advance for our customers, our net revenue and profitability may decrease.

      We make significant disbursements on behalf of our customers for transportation costs concerning collect freight and customs duties and taxes and in connection with our performance of other contract logistics services. The billings to our customers for these disbursements may be several times larger than the amount of revenue and fees derived from these transactions. If we are unable to recover a significant portion of these disbursements or if our customers do not reimburse us for a substantial amount of these disbursements in a timely manner, we may experience net revenue losses and decreased profitability.

Risks Related to this Offering

Our share price has recently increased significantly and the failure of our share price to remain at its current level may result in substantial losses for investors.

      The market price of our ordinary shares has recently increased significantly. From January 2, 2004 to December 16, 2004, the closing sales price of our ordinary shares, as reported on the Nasdaq National Market, increased from $38.72 per share to $66.64 per share. There can be no assurance that the market price for our ordinary shares will remain at its current level and a decrease in the market price could result in substantial losses for investors.

      The trading price of our ordinary shares could be subject to wide fluctuations in response to:

•	our business prospects as perceived by others;

•	variations in our operating results and our achievement of key business targets;

•	changes in securities analysts’ recommendations or earnings estimates;

•	differences between our reported results and those expected by investors and securities analysts;

•	announcements of new or discontinued service offerings by us or our competitors;

•	market reaction to any acquisitions, joint ventures or strategic investments or alliances announced by us or our competitors; and

•	general economic or stock market conditions unrelated to our operating performance.

      The volatility in our share price as a result of any of the foregoing factors, many of which are beyond our control, may result in substantial or total losses for investors.

Our executive officers, directors and principal shareholders control a significant portion of our shares and their interests may be different than or conflict with yours.

      Our executive officers, directors and principal shareholders and their respective affiliates control a significant portion of our ordinary shares. As a result, these shareholders may be able to influence us and our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership also may delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without the support of these shareholders. These transactions might include proxy contests, mergers, tender offers, open market purchase programs or other purchases of our ordinary shares that could give our shareholders the opportunity to realize a premium over the then-prevailing market price of our ordinary shares.

Limited trading volume of our ordinary shares may have an impact on the price of our ordinary shares.

      From January through November 2004, the average daily trading volume for our ordinary shares as reported by the Nasdaq National Market was approximately 93,135 shares. Even if we achieve a wider dissemination of our ordinary shares as a result of this offering, we are uncertain as to whether a more active trading market in our ordinary shares will develop. As a result, relatively small trades may have a significant impact on the price of our ordinary shares.

Our share price may be affected by the availability of shares for sale in the near future. The future sale of large amounts of our shares, or the perception that such sales could occur, could negatively affect our share price.

      Sales of substantial amounts of our ordinary shares, including shares issued in connection with acquisitions or upon exercise of outstanding options, in the public market following this offering, or the appearance that a large number of shares is available for sale, could depress the market price of our ordinary shares. Our directors, executive officers and principal shareholders hold a substantial number of our outstanding ordinary shares. These shareholders are free to sell those shares, subject to the limitations of Rule 144 under the Securities Act of 1933, as amended, and, subject to certain exceptions, the 90-day lock-up agreements that these shareholders will enter into with the underwriters. See the section entitled “Plan of Distribution.” In addition, pursuant to an amended and restated registration rights agreement, PTR Holdings and UT Holdings, the holders of approximately 3.1 million of our ordinary shares as of December 1, 2004, are entitled to rights with respect to the registration of such shares under the Securities Act of 1933, as amended. We cannot predict when any of these shareholders may sell their shares or in what volumes. However, the market price of our ordinary shares could decline significantly if any of these shareholders sells a large number of ordinary shares into the public market after this offering or if the market believes that these sales may occur.

We may not be able or we may decide not to pay dividends on our ordinary shares at a level anticipated by shareholders, which could reduce your return on shares you hold.

      Since 2000, we have paid an annual dividend. In April of 2004, we declared an annual dividend of $0.115 per ordinary share. The payment of dividends is at the discretion of our board of directors and will be subject to our financial results, our working capital requirements, the availability of surplus funds to pay dividends and restrictions under our credit facility. We may not be able to pay any dividends in the foreseeable future or we may choose not to pay any such dividend even if we are able to do so in the future.

The proceeds from this offering will not be available to us.

      We will not receive any of the proceeds from the sale of our ordinary shares in this offering. Accordingly, the proceeds from this offering will not be available to us to finance our operations, capital expenditures or investment activities.

It may be difficult for our shareholders to effect service of process and enforce judgments obtained in United States courts against us or our directors and executive officers who reside outside of the United States.

      We are incorporated in the British Virgin Islands. Several of our directors and executive officers reside outside the United States, and a majority of our assets are located outside the United States. As a result, we have been advised by legal counsel in the British Virgin Islands that it may be difficult or impossible for our shareholders to effect service of process upon, or to enforce judgments obtained in United States courts against, us or our directors and executive officers, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

Because we are incorporated under the laws of the British Virgin Islands, it may be more difficult for our shareholders to protect their rights than it would be for a shareholder of a corporation incorporated in another jurisdiction.

      Our corporate affairs are governed by our Memorandum and Articles of Association and by the International Business Companies Act (Cap 291) of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under British Virgin Islands law are not as clearly established as are the rights of shareholders in many other jurisdictions. Thus, you may have more difficulty protecting your interests in the face of actions by our board of directors or our principal shareholders than you would have as shareholders of a corporation incorporated in another jurisdiction.

Future issuances of preference shares could adversely affect the holders of our ordinary shares.

      We are authorized to issue up to 100,000,000 preference shares, of which 50,000,000 have been designated as Class A preference shares and 50,000,000 have been designated as Class B preference shares. Our board of directors may determine the rights and preferences of the Class A and Class B preference shares within the limits set forth in our Memorandum and Articles of Association and applicable law. Among other rights, our board of directors may determine, without further vote or action by our shareholders, the dividend, voting, conversion, redemption and liquidation rights of our preference shares. Our board of directors may also amend our Memorandum and Articles of Association to create from time to time one or more classes of preference shares. The issuance of any preference shares could adversely affect the rights of the holders of ordinary shares, and therefore reduce the value of the ordinary shares. While currently no preference shares are outstanding, no assurance can be made that we will not issue preference shares in the future.

Our Memorandum and Articles of Association contain anti-takeover provisions which may discourage attempts by others to acquire or merge with us and which could reduce the market value of our ordinary shares.

      Provisions of our Memorandum and Articles of Association may discourage attempts by other companies to acquire or merge with us, which could reduce the market value of our ordinary shares. Provisions in our Memorandum and Articles of Association may delay, deter or prevent other persons from attempting to acquire control of us. These provisions include:

•	the authorization of our board of directors to issue preference shares with such rights and preferences determined by the board, without the specific approval of the holders of ordinary shares;

•	our board of directors is divided into three classes each of which is elected in a different year;

•	the prohibition of action by the written consent of the shareholders;

•	the establishment of advance notice requirements for director nominations and actions to be taken at shareholder meetings; and

•	the requirement that the holders of two-thirds of the outstanding shares entitled to vote at a meeting are required to approve changes to specific provisions of our Memorandum and Articles of Association including those provisions described above and others which are designed to discourage non-negotiated takeover attempts.

      In addition, our Memorandum and Articles of Association permits special meetings of the shareholders to be called only by our chief executive officer or our board of directors upon request by a majority of our directors or the written request of holders of more than 50 percent of our outstanding voting securities. Provisions of British Virgin Islands law to which we are subject could substantially impede the ability of our shareholders to benefit from a merger, takeover or other business combination involving us, discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us, and impede the ability of our shareholders to change our management and board of directors.

FORWARD-LOOKING STATEMENTS

      This prospectus supplement, including documents incorporated herein by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, projections of revenues, operating margins, income or loss, capital expenditures, acquisitions, plans for future operations, financing needs or plans, the impact of economic and business factors and plans relating to our products or services, as well as assumptions relating to the foregoing. The words “believe,” “intend,” “expect,” “estimate,” “anticipate,” “may,” and “project” and similar expressions generally identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying our forward-looking statements. Statements in this prospectus supplement, including those set forth in “Risk Factors,” as well as statements contained in documents incorporated by reference herein, describe factors that could contribute to or cause future events and actual results to differ materially from those set forth in, contemplated by, or underlying our forward-looking statements.

      You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus supplement or the date of the document incorporated by reference in this prospectus supplement. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

      For these statements, we claim the protection of the safe harbor for forward-looking statements in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

DIVIDEND POLICY

      During fiscal 2004 and fiscal 2003, we paid an annual regular cash dividend of $0.095 and $0.075 per ordinary share, respectively. In April 2004, the board of directors declared an annual regular cash dividend of $0.115 per ordinary share. Historically, our board of directors has considered the declaration of dividends on an annual basis. Any future determination to pay cash dividends to our shareholders will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements, restrictions contained in our agreements, legal requirements and other factors which our board of directors deems relevant. We intend to reinvest a substantial portion of our earnings in the development of our business and no assurance can be given that dividends will be paid to our shareholders at any time in the future.

      Because we are a holding company and all of our operations are conducted through subsidiaries, we rely on dividends or advances from our subsidiaries to meet our financial obligations and to pay dividends on our ordinary shares. The ability of our subsidiaries to pay dividends to us is subject to applicable local law and other restrictions including, but not limited to, applicable tax laws and limitations contained in some of their bank credit facilities.

PRICE RANGE OF OUR ORDINARY SHARES

      Our ordinary shares began trading in November 2000 on the Nasdaq National Market under the symbol “UTIW.” On December 16, 2004, the last reported sale price of our ordinary shares was $66.64 per share. The high and low market prices for our ordinary shares for the periods indicated are as follows:

	High	Low

Fiscal Year Ended January 31, 2005:
4th Quarter (through December 16, 2004)	$72.98	$62.25
3rd Quarter	67.25	48.25
2nd Quarter	54.52	43.10
1st Quarter	48.21	40.17
Fiscal Year Ended January 31, 2004:
4th Quarter	43.25	33.14
3rd Quarter	38.40	29.85
2nd Quarter	36.63	26.00
1st Quarter	31.34	23.11
Fiscal Year Ended January 31, 2003:
4th Quarter	27.14	19.55
3rd Quarter	23.89	15.70
2nd Quarter	21.70	16.06
1st Quarter	20.60	16.31

BUSINESS

Business Overview

      We are an international, non-asset based global integrated logistics company that provides services through a network of freight forwarding offices in 257 cities and 106 logistics centers in 54 countries. In addition, we serve our customers through approximately 129 exclusive independent agent-owned offices that are located in 68 additional countries. Our services include air and ocean freight forwarding, contract logistics, customs brokerage and other supply chain management services, including consulting, the coordination of purchase orders and customized management services. Our business is managed from eight principal support offices in Amsterdam, Frankfurt, Hong Kong, Johannesburg, London and Sydney and in the United States in Los Angeles, California and Columbia, South Carolina.

      We serve a large and diverse base of global and local companies, including customers operating in industries with unique supply chain requirements such as the apparel, pharmaceutical, chemical, automotive and high technology electronics industries. We seek to use our global network, proprietary information technology systems, relationships with transportation providers and expertise in outsourced logistics services to optimize the operation of our customers’ global supply chains. We utilize a non-asset based strategy that, through our arrangements and relationships with transportation carriers, provides us with access to transportation capacity without the associated capital investment.

Our Growth Strategy

      Our growth strategy is to take advantage of what we believe to be our competitive strengths in freight forwarding, customs brokerage, contract logistics and related logistics services to fulfill our customers’ supply chain requirements. The principal components of our growth strategy are:

•	Leverage our Global Network and Scope of Services to Obtain Additional Business from Existing and New Customers. We intend to take advantage of our global network and ability to implement comprehensive, customized supply chain solutions with measurable benefits to increase the volume of freight transported through our network. As supply chain management becomes more complicated, we believe companies are increasingly seeking full service solutions from a single or limited number of partners that can provide services globally. We believe our global network and the scope of our services provide us with competitive advantages over smaller or more limited freight forwarding, customs brokerage and contract logistics companies in meeting the needs of our existing customers and attracting new customers.

•	Invest in Technology. We intend to continue to invest in and improve our information technology systems and license complementary software from third parties to enhance our customers’ visibility into their supply chains. We believe our information technology systems add value to our customers’ supply chains and provide us with competitive advantages in attracting additional customers. Our eMpower suite of supply chain technology systems is based on an open architecture design. eMpower facilitates the online operations of our supply chain activities, allows our agents and offices to link to our information technology system and offers our customers real-time, web-based access to detailed levels of inventory product and shipment data, customized reporting and analysis and easy integration with their technology systems. In addition, we are working to develop customer solutions that utilize leading edge technologies such as radio frequency identification, or RFID, which will provide enhanced information flow and supply chain visibility to our customers.

•	Pursue Strategic Acquisitions. We intend to continue to pursue strategic acquisitions that we believe will expand our service offerings and global reach, add customers and increase the volume of goods shipped in selected freight lanes. During the past 12 months, we expanded our contract logistics capabilities through the acquisitions of IHD and Unigistix. The acquisition of IHD strengthened our position and expertise in the pharmaceutical sector, and the acquisition of Unigistix expanded our operations in Canada and in targeted industries.

•	Improve Operating Efficiencies. We have implemented an organizational structure which is designed to take advantage of opportunities to improve our operating efficiency and profitability. For example, in our freight forwarding business, we focus on improving profitability by concentrating the volume of freight we ship through selected transportation providers in order to obtain favorable terms. In our contract logistics business, we take advantage of opportunities to utilize shared warehouse facilities and focus on managing our staffing costs in order to increase operating efficiency. We also utilize a performance-based management incentive system which rewards our employees based on higher levels of profitability at the local operating level.

Our Services

      Through our supply chain planning and optimization services, we assist our clients in designing and implementing solutions that improve the predictability and visibility and reduce the overall cost of their supply chain. Our primary services include air and ocean freight forwarding, contract logistics, customs brokerage and other supply chain management services, including consulting, the coordination of purchase orders and customized management services.

•	Air and Ocean Freight Forwarding. As a freight forwarder, we conduct business as an indirect carrier for our customers or occasionally as an authorized agent for an airline or ocean carrier. We typically act as an indirect carrier with respect to shipments of freight unless the volume of freight to be shipped over a particular route is not large enough to warrant consolidating such freight with other shipments. In such situations, we usually forward the freight as an agent of the direct carrier. Except for a domestic delivery service which includes forwarding shipments by air or expedited ground transportation within South Africa, we primarily handle international shipments and do not provide for domestic shipments unless they occur as part of an international shipment. We consider our domestic delivery service within South Africa part of our airfreight services.

We do not own or operate aircraft or vessels and, consequently, contract with commercial carriers to arrange for the shipment of cargo. We arrange for, and in many cases provide, pick-up and delivery service between the carrier and the location of the shipper or recipient. Our domestic delivery service in South Africa uses predominantly outsourced resources to provide pick-up and delivery services between the location of the shipper or recipient and the local distribution center.

When we act as an authorized agent for an airline or ocean carrier, we arrange for the transportation of individual shipments to the airline or ocean carrier. As compensation for arranging for the shipments, the airline or ocean carrier pays us a commission. If we provide the customer with ancillary services, such as the preparation of export documentation, we receive an additional fee.

•	Contract Logistics. Our contract logistics services primarily relate to the value-added warehousing and distribution of goods and materials in order to meet customers’ inventory needs and production or distribution schedules. Our distribution services include receiving, deconsolidation and decontainerization, sorting, put away, consolidation, assembly, cargo loading and unloading, assembly of freight and protective packaging, storage and distribution. Our outsourced services include inspection services, quality centers and manufacturing support.

In June 2004, we acquired IHD, a contract logistics operation located in South Africa. IHD provides logistics and warehousing support and distribution services of pharmaceutical products throughout southern Africa directly to end dispensers such as doctors, clinics, pharmacists and hospitals, as well as wholesalers. In October 2004, we acquired Unigistix, which operates three contract logistics centers located near Toronto, Ontario, Canada, which increases our contracts logistics capabilities and customer base in Canada.

•	Customs Brokerage. As part of our integrated logistics services, we provide customs brokerage services in the United States and most of the countries in which we operate. Within each country, the rules and regulations vary, along with the level of expertise that is required to perform the customs brokerage services. We provide customs brokerage services in connection with a majority of the shipments that we handle as both an airfreight and ocean freight forwarder. We also provide customs brokerage services in connection with shipments forwarded by our competitors. In addition, other companies may provide customs brokerage services in connection with the shipments which we forward.

As part of our customs brokerage services, we prepare and file formal documentation required for clearance through customs agencies, obtain customs bonds, facilitate the payment of import duties on behalf of the importer, arrange for payment of collect freight charges, assist with determining and obtaining the best commodity classifications for shipments and perform other related services. We determine our fees for our customs brokerage services based on the volume of business transactions for a particular customer, and the type, number and complexity of services provided.

•	Other Supply Chain Management Services. We also provide a range of other supply chain management services, such as road transportation, warehousing services, consulting, order management, planning and optimization services, outsourced management services, developing specialized customer-specific supply chain solutions, and customized distribution and inventory management services. We receive fees for other supply chain management services that we perform.

Financial Information about Segments

      We serve a large and diverse base of global and local business customers ranging from large multinational enterprises to smaller local businesses. We derive most of our revenue from airfreight and ocean freight forwarding services for which we are paid on a transactional basis. Our net revenue by product line for the last three fiscal years and for the nine month period ended October 31, 2004 is as follows (dollars in thousands):

				Nine Months
				Ended
	Fiscal Year Ended January 31,			October 31,

	2004	2003	2002	2004

Net Revenues:
Airfreight forwarding	$198,822	$157,493	$142,312	$184,946
Ocean freight forwarding	75,131	66,554	58,633	71,525
Customs brokerage	65,532	61,105	54,034	55,558
Contract logistics	192,969	79,517	14,957	184,087
Other	63,687	40,121	34,623	62,395

Total	$596,141	$404,790	$304,559	$558,511

      As a global company, we separate our markets into four geographic regions. Our net revenue by geographic region for the last three fiscal years and for the nine month period ended October 31, 2004 is as follows (dollars in thousands):

				Nine Months
				Ended
	Fiscal Year Ended January 31,			October 31,

	2004	2003	2002	2004

Net Revenues:
Europe	$129,404	$99,571	$62,457	$128,113
Americas	252,378	143,484	94,045	209,306
Asia Pacific	86,489	70,626	60,075	79,544
Africa	127,870	91,109	87,982	141,548

Total	$596,141	$404,790	$304,559	$558,511

Seasonality

      Historically, our operating results have been subject to seasonal trends when measured on a quarterly basis. Our first and fourth fiscal quarters are traditionally weaker compared with our other fiscal quarters. This trend is dependent on numerous factors, including the markets in which we operate, holiday seasons, consumer demand and economic conditions. We cannot accurately predict the timing of these factors, nor can we accurately estimate the impact of any particular factor, and thus we can give no assurance that these historical seasonal patterns will continue in future periods.

Sales and Marketing

      To market our services, we produce customized supply chain solutions that provide the logistics services our clients require. We use our planning and optimization systems to identify the needs of our customers and to develop supply chain solutions tailored to our customers’ industry-specific requirements. In this way, we attempt to become our customers’ primary logistics partner for supply chain services, thereby increasing the range and volume of transactions and services provided to our customers. For fiscal year 2004, no single customer accounted for more than 4% of our gross revenue and our top five customers accounted for less than 10% of our gross revenue.

      We market our services through an organization consisting of approximately 580 full-time salespersons who receive assistance from our senior management and regional and local managers. Our four principal geographic regions are Europe, Americas, Asia Pacific and Africa, and each regional manager is responsible for the financial performance of his or her region. In connection with our sales process and in order to serve the needs of our customers, some of which desire only our freight forwarding and contract logistics services and for others who desire a wider variety of our supply chain solutions services, our sales force is divided into two specialized sales groups. One of these sales groups focuses primarily on marketing individually our air and ocean freight forwarding, contract logistics and customs brokerage services and the other group focuses on marketing all our supply chain solutions services.

      Our sales and marketing efforts are directed at both global and local customers. Our global solutions sales and marketing teams focus their efforts on obtaining and developing large volume global accounts with multiple shipping locations who require comprehensive solutions. These accounts typically impose numerous requirements on their providers, such as electronic data interchange, Internet-based tracking and monitoring systems, proof of delivery capabilities, customized shipping reports and a global network of offices.

      The requirements imposed by our large volume global accounts often limit the competition for these accounts to large freight forwarders, third-party logistics providers and integrated carriers with global operations. Our global solutions sales and marketing teams also target companies operating in specific industries with unique supply chain requirements, such as the pharmaceutical, apparel, chemical, automotive and high technology electronics industries.

      Our local sales and marketing teams focus on selling to and servicing smaller- and medium-sized customers who primarily are interested in selected services, such as freight forwarding, contract logistics and customs brokerage. These two sales and marketing teams may work together on larger accounts.

      During our initial review of a customer’s requirements, we determine the current status of the customer’s supply chain process. We analyze the supply chain requirements of our customer and determine improvements through modification or re-engineering. After discussing with the customer the various supply chain solutions which could be implemented for them, we implement the desired solutions.

Competition

      Competition within the freight forwarding, logistics and supply chain management industries is intense. We compete primarily with a relatively small number of international firms that have the worldwide capabilities to provide the breadth of services that we offer. We also encounter competition from regional and local third-party logistics providers, integrated transportation companies that operate their own aircraft, cargo sales agents and brokers, surface freight forwarders and carriers, airlines, associations of shippers organized to consolidate their members’ shipments to obtain lower freight rates, and Internet-based freight exchanges. In addition, computer information and consulting firms which traditionally operated outside of the supply chain management industry have been expanding the scope of their services to include supply chain related activities so that they may service the supply chain needs of their existing customers and offer their information systems services to new customers. We believe it is becoming increasingly difficult for smaller regional competitors or providers with a more limited service or information technology offering to compete, which we expect to result in further industry consolidation.

      We believe that companies in our industry must be able to provide their customers with integrated, global supply chain solutions. Among the factors that we believe are impacting our industry are the outsourcing of supply chain activities, increased global trade and sourcing, increased demand for time definite delivery of goods, and the need for advanced information technology systems that facilitate real-time access to shipment data, customer reporting and transaction analysis. Furthermore, as supply chain management becomes more complicated, we believe companies are increasingly seeking full service solutions from a single or limited number of partners that are familiar with their requirements, processes and procedures and that can provide services globally.

      We seek to use our global network, proprietary information technology systems, relationships with transportation providers and expertise in outsourced logistics services to improve our customers’ visibility into their supply chains while reducing their logistics costs.

Information Technology Systems

      Our eMpower suite of supply chain technology systems is based on an open architecture design. eMpower facilitates the online operations of our supply chain activities, allows our agents and offices to link to our transportation system and offers our customers real-time, web-based access to detailed levels of inventory product and shipment data, customized reporting and analysis and easy integration with their technology systems. Our next generation of eMpower, which is currently in pilot testing with several customers, will provide customers with a customizable web portal, along with powerful supply chain visibility tools for managing their integrated end-to-end supply chains at the SKU level. Within eMpower are various supply chain information systems, including the following:

•	uOp 2000, which is used by our agents and offices as the local operating system for customs brokerage, air and ocean import and export documentation and accounting functions that feed shipment and other customer data into our global information systems,

•	uOrder, which assists our customers with order management,

•	uTrac, which provides our customers with supply chain visibility, enabling them to track shipments of goods and materials,

•	uWarehouse, which enables our customers to track the location and status of goods and materials,

•	uClear, which assists our customers with customs clearance,

•	uAnalyze, which assists us and our customers with isolating the factors causing variability in transit times,

•	uReport, which provides customers with customized reports,

•	uConnect, which enables the electronic transfer of data between our systems and those of our customers, and

•	uPlan, which is a suite of selected planning and optimization software developed by i2 Technologies.

Intellectual Property

      We have applied for federal trademark or service mark registration of the marks UTi, eMpower and Inzalo. The mark UTi has been or is currently being registered in selected foreign countries. We have no patents nor have we filed any patent applications. While we may seek further trademarks or service marks and perhaps patents on inventions or processes in the future, we believe our success depends primarily on factors such as the technological skills and innovative abilities of our personnel rather than on any trademarks, patents or other registrations we may obtain.

Government Regulation

      Our airfreight forwarding business in the United States is subject to regulation, as an indirect air carrier, under the Federal Aviation Act by the Department of Transportation, although airfreight forwarders are exempted from most of this Act’s requirements by the applicable regulations. Our airfreight forwarding business in the United States is subject to regulation by the Transportation Security Administration. Our indirect air carrier status is registered and in compliance with the Indirect Air Carrier Standard Security Program Change 3 mandated by Federal Aviation Administration regulations. To facilitate compliance with “known shipper” requirements, we are part of a national database which helps delineate shipper status for security purposes. Our foreign airfreight forwarding operations are subject to similar regulation by the regulatory authorities of the respective foreign jurisdictions. The airfreight forwarding industry is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for, and the costs of providing, services to customers.

      The Federal Maritime Commission regulates our ocean freight forwarding and non-vessel operating common carrier operations to and from the United States. The Federal Maritime Commission licenses intermediaries (combined ocean freight forwarders and non-vessel operating common carrier operators). Indirect ocean carriers are subject to Federal Maritime Commission regulation, under this Commission’s tariff publication and surety bond requirements, and under the Shipping Act of 1984 and the Ocean Reform Shipping Act of 1998, particularly those terms proscribing rebating practices. For ocean shipments not originating or terminating in the United States, the applicable regulations and licensing requirements typically are less stringent than those that originate or terminate in the United States.

      We are licensed as a customs broker by the CBP in United States’ customs districts in which we do business. All United States customs brokers are required to maintain prescribed records and are subject to periodic audits by the CBP. As a certified and validated party under the self-policing Customs-Trade Partnership Against Terrorism (C-TPAT), we are also subject to compliance with security regulations within the trade environment that are enforced by the CBP. We are also subject to regulations under the Container Security Initiative, which is administered by the CBP. Since February 1, 2003, we have been submitting manifests automatically to U.S. Customs from foreign ports 24 hours in advance of vessel departure. Our foreign customs brokerage operations are licensed in and subject to the regulations of their respective countries.

      We must comply with export regulations of the United States Department of State, including the International Traffic in Arms Regulations, the United States Department of Commerce and the CBP regarding what commodities are shipped to what destination, to what end-user and for what end-use, as well as statistical reporting requirements.

      Some portions of our warehouse operations require authorizations and bonds by the United States Department of the Treasury and approvals by the CBP. We are subject to various federal and state environmental, work safety and hazardous materials regulations at our owned and leased warehouse facilities. Our foreign warehouse operations are subject to the regulations of their respective countries.

      We are subject to a broad range of foreign and domestic environmental and workplace health and safety requirements, including those governing discharges to air and water and the handling and disposal of solid and hazardous wastes. In the course of our operations, we may be asked to arrange transport of substances defined as hazardous under applicable laws. If a release of hazardous substances occurs on or from our facilities or from the transporter, we may be required to participate in, or have liability for, the remedy of such release. In such case, we also may be subject to claims for personal injury and natural resource damages.

      Although our current operations have not been significantly affected by compliance with, or liability arising under, these environmental, health and safety laws, we cannot predict what impact future environmental, health and safety regulations might have on our business.

      We believe that we are in substantial compliance with applicable material regulations and that the costs of regulatory compliance have not had a material adverse impact on our operations to date. However, our failure to comply with the applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our operating permits or licenses. We cannot predict the degree or cost of future regulations on our business. If we fail to comply with applicable governmental regulations, we could be subject to substantial fines or revocation of our permits and licenses.

Employees

      At October 31, 2004, we employed a total of 12,683 persons.

Legal Proceedings

      From time to time, we are a defendant or plaintiff in various legal proceedings, including litigation arising in the ordinary course of our business. We are not a party to any material litigation except as described in our Annual Report on Form 10-K for the fiscal year ended January 31, 2004 and subsequent reports and filings with the Securities and Exchange Commission, which are incorporated herein by reference. We encourage you to review the descriptions of our legal proceedings set forth in our Annual Report on Form 10-K for the fiscal year ended January 31, 2004 and such other reports and filings.

EXECUTIVE OFFICERS, DIRECTORS AND OTHER SENIOR MANAGERS

      Our executive officers and directors are as follows:

Name	Age	Position

Roger I. MacFarlane	59	Chief Executive Officer and Director
Matthys J. Wessels	59	Vice Chairman of the Board of Directors, Chief Executive Officer — African Region and Director
Alan C. Draper	52	Executive Vice President and President — Asia Pacific Region and Director
John S. Hextall	48	President — Europe, Middle East and North Africa Region; President — Americas Region for Freight Forwarding
Lawrence R. Samuels	48	Senior Vice President — Finance, Chief Financial Officer and Secretary
Gene Ochi	55	Senior Vice President — Marketing and Global Growth
Linda C. Bennett	54	Senior Vice President and Chief Information Officer
Michael K. O’Toole	60	Vice President — Global Forwarding Operations
J. Simon Stubbings	59	Chairman of the Board of Directors
C. John Langley, Jr.	58	Director
Leon J. Level	63	Director
Allan M. Rosenzweig	49	Director

      Roger I. MacFarlane has served as our Chief Executive Officer since May 2000 and has been a director since our formation in 1995. From 1995 to April 2000, Mr. MacFarlane served as our Chief Executive Officer of the Americas Region and was responsible for overseeing our operations in North and South America. From 1993 to 1995, Mr. MacFarlane served as the Chief Executive Officer of the Americas Division of one of our predecessor corporations, and was responsible for overseeing its operations in North and South America. From 1987 to 1993, Mr. MacFarlane served in various executive capacities, including Joint Chief Executive, for BAX Global, an international freight forwarder and a subsidiary of The Pittston Company, a New York Stock Exchange traded company. From 1983 to 1987, Mr. MacFarlane served as a director and held various executive positions, including Chief Executive Officer, for WTC International N.V., an international freight forwarder that was acquired by BAX Global in 1987. Mr. MacFarlane received a Bachelor of Arts degree and an L.L.B. degree from the University of Cape Town.

      Matthys J. Wessels was appointed Vice Chairman of the Board of Directors in May 2004. Prior to that, Mr. Wessels served as our Chairman of the Board of Directors from January 1999 until May 2004 and has been our Chief Executive Officer — African Region and a director since our formation in 1995. Mr. Wessels served as our Chief Executive Officer from 1998 to April 2000. Since 1987, Mr. Wessels has served as the chairman for Uniserv. From 1984 to 1987, Mr. Wessels served in various executive capacities for WTC International N.V. When the South African interests of WTC International N.V. were separated from its other operations in 1987, Mr. Wessels continued as the Chief Executive Officer of the South African operations until these operations were combined with Uniserv later that year. Mr. Wessels received a Bachelor of Science degree from the University of Natal and an M.B.A. from the University of Cape Town.

      Alan C. Draper has served as our President-Asia Pacific Region since January 1996, an Executive Vice President since May 2000 and a director since our formation in 1995. From 1993 to 1996, Mr. Draper served as the Senior Vice President Finance of one of our predecessor corporations. From 1990 to 1994, Mr. Draper served as the President of Transtec Ocean Express Company, an international ocean freight forwarding company, which was also one of our predecessors. From 1987 to 1990, Mr. Draper served as the Managing Director of BAX Global (UK) and was responsible for its activities in Europe. From 1983 to 1987,

Mr. Draper served in various executive capacities for WTC International N.V. Mr. Draper, as a Rhodes Scholar, graduated with a Masters of Philosophy from Oxford University and an Alpha Beta pass. Mr. Draper received a Bachelor of Commerce degree from the University of Natal and is a qualified chartered accountant in South Africa.

      John S. Hextall has served as our President for our Europe, Middle East and North Africa Region since May 2001. In June 2004, the duties of President of the Americas Region for Freight Forwarding were added to Mr. Hextall’s responsibilities. From March 2000 to May 2001, Mr. Hextall served as Managing Director Atlantic Region. From 1997 to 2000, Mr. Hextall served as the Managing Director of UTi Worldwide (U.K.) Ltd., one of our subsidiaries. From 1993 to 1997, Mr. Hextall served as the Managing Director of UTi Belgium N.V., one of our subsidiaries. Mr. Hextall received a Bachelor of Science Combined Honours degree in Transport Planning & Operations from the University of Aston, Birmingham, UK.

      Lawrence R. Samuels has served as our Senior Vice President-Finance and Secretary since 1996 and Chief Financial Officer since May 2000. Mr. Samuels also serves as our principal accounting officer. From 1993 to 1995, Mr. Samuels served as the Financial Director of, and from 1987 to 1993 as the Financial Manager of, Pyramid Freight (Proprietary) Ltd., one of our subsidiaries in South Africa. From 1984 to 1987, Mr. Samuels served as the Financial Manager of Sun Couriers, an express courier operation in South Africa. From 1982 to 1984, Mr. Samuels served as the Financial Manager for Adfreight (Pty) Ltd., an express courier operation in South Africa, which was merged into Sun Couriers in 1984. Mr. Samuels received a Bachelor of Commerce degree from the University of the Witwatersrand and is a qualified chartered accountant in South Africa.

      Gene Ochi has served as our Senior Vice President-Marketing and Global Growth since 1998. From 1993 to 1998, Mr. Ochi served as the Regional Vice President, Western U.S.A., of UTi, United States, Inc., one of our subsidiaries. From 1989 to 1992, Mr. Ochi served as the Senior Vice President of Marketing of BAX Global. From 1982 to 1989, Mr. Ochi served in various executive capacities for Flying Tigers, a cargo airline. From 1979 to 1982, Mr. Ochi served as the Vice President of Marketing for WTC Air Freight. Mr. Ochi received a Bachelor of Science degree from the University of Utah and an M.B.A. from the University of Southern California.

      Linda C. Bennett has served as our Senior Vice President and Chief Information Officer since April 2000. From August 1995 to February 2000, Ms. Bennett served as the Director, Information Technology and later as the Vice President, Information Technology for Pinkerton’s, Inc., a security guard, consulting, investigation and security system integration company. Ms. Bennett received a Bachelor of Arts degree from Pepperdine University and an M.B.A. from the Andersen School of Management at the University of California, Los Angeles.

      Michael K. O’Toole has served as Vice President of Global Forwarding Operations since September 2004. From May 2000 to September 2004, Mr. O’Toole served as our Vice President of Predictable Performance. Mr. O’Toole joined UTi, United States, Inc. in December 1995. From 1998 until 2000, Mr. O’Toole served as our Western Regional Vice President of UTi, United States, Inc. From 1986 until 1993, Mr. O’Toole served as Vice President of Burlington Air Express. From 1994 to 1995, Mr. O’Toole served as Regional Vice President of Circle International. Mr. O’Toole received a Bachelor of Science degree in Economics from Portland State University.

      J. Simon Stubbings has served as a director since January 1998 and is a member of our compensation committee. Mr. Stubbings was appointed as the non-executive Chairman of the Board in May 2004. Since 1997, Mr. Stubbings has been self-employed as a consultant providing legal services, although he is not providing services to UTi. Since August 1999, Mr. Stubbings has served as a non-executive director of Hitachi Capital (UK) PLC, a company listed on the London Stock Exchange. From 1993 to 1997, Mr. Stubbings served as the managing partner for Theodore Goddard, a law firm in London, England. Mr. Stubbings received an Honors Degree in History and Political Science from the University of Dublin. Mr. Stubbings qualified as a solicitor in England and Wales in 1972.

      C. John Langley, Jr. has served as a director and a member of our audit committee since December 2003. Dr. Langley is a professor of supply chain management and director of supply chain executive programs for The Logistics Institute at the Georgia Institute of Technology. Prior to his September 2001 appointment with Georgia Tech, Dr. Langley served as a professor at the University of Tennessee from September 1973, where most recently he was the Dove Distinguished Professor of Logistics and Transportation. Dr. Langley is a director of Forward Air Corporation, a company listed on the Nasdaq National Market. Dr. Langley received his Ph.D. from Pennsylvania State University.

      Leon J. Level has served as a director since February 2001 and is a member of our audit and compensation committees. Mr. Level has been the Vice President, Chief Financial Officer and a director of Computer Sciences Corporation, a New York Stock Exchange listed company, since 1989. From 1981 to 1989, Mr. Level served as Vice President and Treasurer for Unisys Corporation (formerly Burroughs Corporation), and Mr. Level also served as Chairman of Unisys Finance Corporation. From 1971 to 1981, he served in a variety of financial positions with The Bendix Corporation, including Assistant Corporate Controller and Executive Director. Mr. Level is a Certified Public Accountant and began his career in 1963 at Deloitte & Touche LLP (formerly Haskins & Sells), rising to the level of Principal. He holds both B.B.A. and M.B.A. degrees from the University of Michigan.

      Allan M. Rosenzweig has served as a director since October 2000 and is a member of our audit and compensation committees. Mr. Rosenzweig has been an Executive Vice President of Active International since January 2004. Mr. Rosenzweig served as Group Director — Corporate Finance of MIH Limited from 1996 to August 2002 and served as a director of MIH Limited from October 1997 to August 2002. From August 2002 to December 2003, Mr. Rosenzweig served as an independent consultant, although he did not provide any consulting services to UTi. Mr. Rosenzweig also serves as a director of Brait S.A., a company listed on the London Stock Exchange, Luxembourg Stock Exchange and Johannesburg Stock Exchange. From 1986 to 1996, Mr. Rosenzweig was the managing director of Intertax (Pty) Ltd., an international tax consultancy firm. Mr. Rosenzweig received a B.A., L.L.B. and H. Dip. Tax Law from the University of the Witwatersand in Johannesburg.

      Our other senior managers are as follows:

Name	Age	Position

Gordon C. Abbey	51	Vice President; Managing Director UTi Africa Region
David Cheng	59	Vice President; Chairman of UTi Hong Kong & China
Brian R. J. Dangerfield	46	Vice President; Executive Vice President Northeast Asia and the Indian Subcontinent
Carlos Escario Pascual	43	Vice President; Managing Director, Grupo SLi
William T. Gates	57	Vice President; Chief Executive Officer — Standard Corporation; Leader of UTi’s Contract Logistics Council
Walter R. Mapham	56	Vice President; Director Strategic Services
Glenn Mills	51	Vice President; Vice President — Sales & Marketing, Asia Pacific
Graham Somerville	50	Vice President; Managing Director Sun Couriers Division

SELLING SHAREHOLDERS

      The selling shareholders participating in Uniserv’s monetization transactions covered by this prospectus are named in the table below. The named selling shareholders are participating in Uniserv’s monetization transactions described below, but are not directly selling our ordinary shares. Rather Uniserv is entering into the monetization transactions with affiliates of the underwriters, and the affiliated share lenders are lending their ordinary shares to facilitate the monetization transactions described below.

      Uniserv is entering into the monetization transactions in order to monetize a portion of its equity ownership position in us to obtain the financing necessary to pay the shareholders of Uniserv, other than PTR Holdings, the cash merger consideration payable to them following consummation of Uniserv’s previously announced merger transaction. The monetization transactions include Uniserv’s entry into collar transactions with affiliates of the underwriters relating to an aggregate of 6,620,000 (or up to 7,613,000 if the underwriters exercise their over-allotment option in full) of our ordinary shares. Upon entering into the collar transactions at the time of the closing of the underwritten offering, the affiliates of the underwriters will lend funds to Uniserv. Uniserv will remain the beneficial owner of the ordinary shares covered by the collar and loan transactions unless and until Uniserv delivers the ordinary shares in accordance with the terms of the collar and loan transactions. Uniserv will have the right to settle the collar and loan transactions in cash instead of with the delivery of ordinary shares. If Uniserv settles the collar and loan transactions in cash, Uniserv will continue to beneficially own the ordinary shares. In certain circumstances, the collar and loan transactions may terminate prior to their scheduled maturity date, in which case Uniserv will retain the beneficial ownership of the ordinary shares covered by the transactions until that earlier termination, unless Uniserv settles those transactions in cash instead of the delivery of ordinary shares.

      To hedge their exposure under the collar transactions, affiliates of the underwriters will initially borrow and sell 5,743,000 (or up to 6,604,000 if the underwriters exercise their over-allotment option in full) of our ordinary shares in an underwritten offering using this prospectus. Of those ordinary shares, up to 4,383,057 will be borrowed from the affiliated share lenders as described below. In addition, affiliates of the underwriters will sell up to 877,000 (or up to 1,009,000 if the underwriters exercise their over-allotment option in full) of our ordinary shares, which we refer to as the additional ordinary shares, from time to time under this prospectus in sale transactions that are not part of the underwritten offering over the same period. When those affiliates sell the additional ordinary shares, they or their affiliates expect to purchase an equal number of ordinary shares in the open market.

      The named selling shareholders other than Uniserv, whom we refer to as the affiliated share lenders, will loan up to 4,383,057 of our ordinary shares to the affiliates of the underwriters to settle sales of ordinary shares in the underwritten offering, and will be paid customary fees for the share loans by the underwriters’ affiliates. Because the affiliated share lenders are only lending the ordinary shares, are not selling them and have the ability to recall them, they will continue to beneficially own the ordinary shares subject to the share loans. During the term of the share loans prior to their return or recall, the affiliated share lenders will not have any shareholder voting rights for shares they have loaned but continue to beneficially own.

      The following table sets forth certain information about the named selling shareholders’ beneficial ownership of our ordinary shares as of December 15, 2004. “Beneficial ownership,” for purposes of the foregoing, is defined in Securities and Exchange Commission regulations to include shares as to which a person has sole or shared voting power or investment power or may obtain such power within 60 days through the exercise of any option, warrant or right, through the conversion of any security or pursuant to the automatic termination of a power of attorney or revocation of a trust, discretionary account or similar arrangement. As explained under “Plan of Distribution,” Uniserv is a party to a registration rights agreement with UTi pursuant to which it agreed to enter into the underwriting agreement with respect to the underwritten offering. Each of the affiliated share lenders has entered into a registration rights agreement with us to facilitate Uniserv’s monetization transactions.

	Shares Beneficially Owned

Name	Number	Percent(1)

United Service Technologies Limited(2)(3)	9,269,345	30.0%
Union-Transport Holdings Inc.(4)	1,813,225	5.9%
PTR Holdings Inc.(5)	3,084,501	10.0%
Matthys J. Wessels(6)	2,153,998	7.0%
Alan C. Draper(7)	829,701	2.7%

(1)	Percentage calculations based on 30,931,176 of our ordinary shares (excluding 385,902 treasury shares) that were outstanding as of December 15, 2004. More than one person may be deemed to be a beneficial owner of the same securities as determined in accordance with the rules of the Securities and Exchange Commission. The information is not necessarily indicative of beneficial ownership for any other purpose. In certain cases, voting and investment power may be shared by spouses under applicable law.

(2)	Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001, Uniserv is the registered holder of the ordinary shares indicated in the above table. PTR Holdings owns approximately 38% of Uniserv but disclaims beneficial ownership of any ordinary shares held by Uniserv. Matthys J. Wessels, a director of ours, is the Chairman of the Board of Uniserv, but disclaims beneficial ownership of any ordinary shares held by Uniserv. Mr. Wessels is the beneficial owner of 0.3% of Uniserv’s outstanding securities. Uniserv’s registered office address is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. Uniserv is a publicly listed company in South Africa traded on the JSE Securities Exchange South Africa and whose only significant assets are our ordinary shares which it holds.

(3)	Uniserv may transfer some or all of its ordinary shares and/or the agreements with respect to the Uniserv transactions to one or more wholly-owned subsidiaries of Uniserv.

(4)	Union-Transport Holdings Inc., a British Virgin Islands company (which we refer to as UT Holdings), is the registered holder of the shares indicated in the above table. UT Holdings’ registered office address is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. PTR Holdings is the owner of 56% of the securities of UT Holdings, and each of Roger I. MacFarlane, our chief executive officer and director, and Peter Thorrington, our former president and chief operating officer and currently a special advisor to the company, is the owner of 11% of the securities of UT Holdings. Two irrevocable trusts formed under the laws of California, one established for the descendants of each of Messrs. MacFarlane and Thorrington, are each the owners of 11% of the outstanding securities of UT Holdings. The independent trustees of such trusts have the power to make decisions with regard to their UT Holdings securities. Pursuant to separate voting agreements between UT Holdings and its shareholders, UT Holdings agreed to vote the ordinary shares held by it as directed by its shareholders in proportion to their interests in UT Holdings. Mr. MacFarlane and Mr. Thorrington disclaim beneficial ownership of the ordinary shares held by UT Holdings to the extent such holdings exceed the number of ordinary shares that may be indirectly voted by them. In 2002, UT Holdings and PTR Holdings entered into an amended and restated registration rights agreement with us. Both UT Holdings and PTR Holdings have waived their rights under such agreement with respect to this offering. Of the shares listed above, the 1,813,225 ordinary shares registered in the name of UT Holdings are to be loaned by UT Holdings to the affiliates of the underwriters.

(5)	Included in the above table are the 1,271,276 ordinary shares registered in the name of PTR Holdings and the 1,813,225 ordinary shares registered in the name of UT Holdings. PTR Holdings’ registered office address is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. PTR Holdings is indirectly owned by holding companies indirectly controlled by Mr. Wessels, Mr. MacFarlane and Mr. Thorrington and by the Anubis Trust, a Guernsey Islands trust originally established in 1987 pursuant to antiapartheid divestiture law then applicable to a predecessor corporation to some of our South Africa operations, the potential discretionary beneficiaries of which include past, existing or future employees or directors of two of our South African companies and their predecessors or any other company any of whose equity securities are owned or controlled, directly or indirectly, by the trust; provided that no U.S. person (as defined in the U.S. Revenue Code) may be a beneficiary of the trust. The Anubis Trust has an independent trustee and an independent protector. Pursuant to separate voting agreements between PTR Holdings and its shareholders, PTR Holdings agreed to vote our ordinary shares held directly by PTR Holdings and our ordinary shares held by UT Holdings which PTR Holdings may vote, as directed by the shareholders of PTR Holdings in proportion to their interests in PTR Holdings. The voting rights of the Anubis Trust under its agreement with PTR Holdings were assigned to Mr. Wessels. PTR Holdings disclaims beneficial ownership of the ordinary shares held by UT Holdings. Each of Mr. MacFarlane, Mr. Thorrington and Mr. Wessels disclaim beneficial ownership of the ordinary shares held by PTR Holdings to the extent such holdings exceed the number of shares that may be indirectly voted by them. In addition, Mr. Wessels disclaims beneficial ownership of the ordinary shares which he is entitled to vote by reason of the assignment by the Anubis Trust of its rights under the voting agreements mentioned above. Of the shares listed above, the 1,271,276 ordinary shares registered in the name of PTR Holdings are to be loaned by PTR Holdings to the affiliates of the underwriters.

(6)	Included in the above table are 728,214 ordinary shares registered in the name of Wagontrails Investments NV, a company incorporated under the laws of the Netherlands Antilles, which is indirectly owned by Mr. Wessels, together with the ordinary shares which Mr. Wessels has the power to vote pursuant to the voting agreements described in footnote 5. Mr. Wessels’ business address is P.O. Box 1915, Kempton Park, 1620 Johannesburg, South Africa. Of the shares listed above, the 728,214 ordinary shares registered in the name of Wagontrails Investments NV are the shares being loaned by Mr. Wessels to the affiliates of the underwriters.

(7)	Alan C. Draper is a member of our board of directors and serves as our Executive Vice President and President-Asia Pacific Region. Of the shares listed above, 570,342 ordinary shares held by Mr. Draper are the shares being loaned by Mr. Draper to the affiliates of the underwriters.

PLAN OF DISTRIBUTION

      The ordinary shares offered by this prospectus include 5,743,000 shares to be sold in an underwritten offering on behalf of affiliates of the underwriters to hedge collar transactions with respect to 6,620,000 shares that those affiliates entered into with Uniserv as part of Uniserv’s monetization transactions. The underwritten offering includes up to 4,383,057 shares to be borrowed from the affiliated share lenders. Uniserv has granted to the affiliates of the underwriters that are counterparties to the collar transactions an option to increase the number of shares subject to the collar transactions by up to 993,000 additional shares if the underwriters exercise their over-allotment option to purchase up to 861,000 additional shares from the affiliates at the public offering price.

      This prospectus will also be used in connection with the sale of up to an additional 877,000 ordinary shares (or up to 1,009,000 ordinary shares if the underwriters exercise their over-allotment option in full) to be borrowed for settlement purposes from lenders other than the affiliated share lenders, and sold by affiliates of the underwriters from time to time in connection with Uniserv’s monetization transactions. These additional shares will not be included in the underwritten public offering and will not be offered by the underwriters.

      Any ordinary shares that any affiliate of either underwriter receives from Uniserv if Uniserv’s monetization transactions are settled by physical delivery of shares may be used by them to settle or close out any borrowing of shares sold to hedge collar transactions.

Underwritten Offering

      Bear, Stearns & Co. Inc. and Credit Suisse First Boston LLC are acting as joint bookrunning managers of the underwritten offering. Subject to the consummation and effectiveness of Uniserv’s previously announced merger transaction and to the further terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and affiliates of the underwriters have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number of
Underwriters	Shares

Bear, Stearns & Co. Inc.	2,871,500
Credit Suisse First Boston LLC	2,871,500

Total	5,743,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to certain conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to selling group members at the public offering price less a concession not to exceed $1.755 per share. The underwriters may allow, and selling group members may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

      The underwriters may exercise the over-allotment option solely for the purpose of covering over-allotments, if any, in connection with the underwritten offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We and our executive officers and directors and Uniserv and the affiliated share lenders have agreed that, for a period of 90 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Bear, Stearns & Co. Inc. and Credit Suisse First Boston LLC, dispose of or hedge any of our ordinary shares or any securities convertible into or exchangeable for our ordinary shares. These lock-up arrangements will not apply to us with respect to (i) the offer and sale on or after December 29, 2004 of up to an aggregate of 25,300 ordinary shares by certain of our executive officers and directors, or the pledge of ordinary shares by our executive officers and directors in an aggregate amount not to exceed that reasonably required to borrow, and maintain the borrowing of, an amount equal to the value of 54,148 ordinary shares on December 8, 2004 in connection with one or more margin loans, (ii) transactions relating to ordinary shares or other securities acquired in open market transactions after December 7, 2004, (iii) transfers by our executive officers and directors to their affiliates or family members or trust established for the direct or indirect benefit of such executive officers or directors or their family members or to any corporation, limited liability company, partnership or other entity controlled directly or indirectly by such trust, executive officers or directors or their family members, (iv) in the event of the death or disability of our executive officers or directors or the termination by us of our executive officers’ or directors’ employment or service as a director, sales of ordinary shares for aggregate proceeds equal to but not greater than the aggregate exercise price and associated tax liability relating to exercises of options that will expire during the 90-day lock-up period as a result of such death, disability or termination by us, (v) the issuance of any securities upon the exercise, conversion or exchange of options, warrants or convertible, exchangeable or other securities outstanding on the date of this prospectus supplement, (vi) the grant of options, warrants, restricted stock or other securities pursuant to the terms of any employee plan, benefit or compensation arrangement or employment agreement, (vii) the issuance of any security pursuant to the exercise, conversion or exchange of any option, warrant or other security issued pursuant to the terms of any employee plan, benefit or compensation arrangement or employment agreement in existence on December 7, 2004, (viii) the issuance of any security pursuant to a dividend or dividend reinvestment plan, (ix) the issuance of any security in connection with a bona fide merger, acquisition of businesses, technologies or products, strategic relationships, reorganization, recapitalization or change of control transaction or any similar bona fide transaction involving us or in connection with financing involving any of the foregoing (it being understood and agreed that to the extent any third party is involved in any of the foregoing, such third party shall be unaffiliated with us) or (x) the lending of the shares by the affiliated share lenders, and will not apply to Uniserv with respect to (1) offering for sale, selling, contracting to sell, pledging or otherwise disposing of, directly or indirectly, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or entering into a transaction which would have the same effect, or entering into any swap, hedge or other arrangement that transfers, in whole or part, any of the economic consequences of ownership of our ordinary shares, where, in each case, the transferee or acquirer of such interest is an affiliate of Uniserv, or (2) entering into transactions pursuant to which Uniserv may pledge ordinary shares or that are similar to those contemplated by the collar transactions to the extent such transactions are for the purpose of funding expenses or payments to Uniserv’s dissenting shareholders, if any, related to its previously announced merger. The Underwriters in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      Our ordinary shares are listed on the Nasdaq National Market under the symbol “UTIW.”

      The following table shows the underwriting fees that Uniserv has agreed to pay to the underwriters in connection with the underwritten offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares to cover over-allotments.

	Paid by Uniserv

	No Exercise	Full Exercise

Per share	$2.925	$2.925
Total	$16,798,275	$19,316,700

      In connection with the underwritten offering, the underwriters may purchase and sell ordinary shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of ordinary shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of ordinary shares in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters also may make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the ordinary shares. They may also cause the price of the ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our portion of the total expenses of this offering will be approximately $2.6 million, for which Uniserv has agreed to reimburse us. Uniserv has agreed to pay to the underwriters certain fees and expenses of their counsel in connection with Uniserv’s monetization transactions, subject to a maximum amount.

      All of the net proceeds, not including underwriting compensation, raised in the public offering will be for the account of affiliates of NASD members who are serving as the underwriters in the underwritten offering. Such participation by the NASD members does not require the appointment of a qualified independent underwriter pursuant to Rule 2720 of the NASD as a bona fide independent market (as defined in the NASD Conduct Rules) exists in our ordinary shares.

      Bear, Stearns & Co. Inc. and its affiliates have performed commercial or investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters and their affiliates may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of their business. As set forth above under “Selling Shareholders,” affiliates of the underwriters have also entered into the collar transaction and other elements of the monetization transactions with Uniserv at arm’s length and on agreed upon terms.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares for sale to their online brokerage account holders. The underwriters will allocate shares for Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We and Uniserv have agreed to indemnify the underwriters and certain of their affiliates against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Additional Offering by Affiliates of Bear, Stearns & Co. Inc. and Credit Suisse First Boston LLC

      Additionally, affiliates of the underwriters will offer for sale up to an additional 877,000 (or 1,009,000 if the underwriters exercise their over-allotment option in full) ordinary shares in connection with the collar transactions that those affiliates entered into with Uniserv. Those affiliates will offer and sell the additional shares using this prospectus. The additional shares will not be included in the underwritten offering.

      The affiliates of the underwriters propose to offer the additional shares from time to time for sale in transactions (including block sales) in the over-the-counter market, in negotiated transactions or otherwise. The additional shares will be sold at market prices prevailing at the time of sale or at negotiated prices and, if required for settlement purposes, will be borrowed from shareholders other than the affiliated share lenders. In connection with the sale of these shares, the affiliates of the underwriters may effect such transactions by selling the shares to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from those affiliates and/or from purchasers of shares for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that those affiliates sell the additional shares, they or their affiliates expect to purchase at least an equal number of ordinary shares in the open market.

      The following table shows the fees that Uniserv has agreed to pay to the underwriters in connection with the sale of the additional shares. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ordinary shares to cover over-allotments.

	Paid by Uniserv

	No Exercise	Full Exercise

Per share	$0.4875	$0.4875
Total	$427,537.50	$491,887.50

Selling Restrictions

      The ordinary shares are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.

      Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the ordinary shares directly or indirectly, or distribute this prospectus supplement or the accompanying prospectus or any other offering material relating to the ordinary shares, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

      In particular, each underwriter has represented and agreed that:

•	it has not offered or sold, and, prior to the expiration of the period of six months from the closing date for the issue of the ordinary shares, will not offer or sell any ordinary shares to persons in the United Kingdom, except to those persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) with respect to anything done by it in relation to the ordinary shares in, from or otherwise involving the United Kingdom;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of the FSMA) received by it in connection with the issue or sale of the ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us;

•	it will not offer or sell any ordinary shares directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan;

•	it and each of its affiliates have not (i) offered or sold, and will not offer or sell, the ordinary shares by means of any document, to persons in Hong Kong other than persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, any invitation, document or advertisement relating to the ordinary shares in Hong Kong (unless permitted to do so under the securities laws of Hong Kong) other than with respect to the ordinary shares intended to be disposed of outside Hong Kong or only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or agent;

•	this prospectus or any other offering material relating to the ordinary shares has not been and will not be registered as a prospectus with the Registrar of Companies and Businesses in Singapore, and the ordinary shares will be offered in Singapore pursuant to an exemption invoked under Section 106C and Section 106D of the Companies Act, Chapter 50 of Singapore, or the Singapore Companies Act. Accordingly, the ordinary shares may not be offered or sold, nor may this prospectus or any other offering material relating to the ordinary shares be circulated or distributed, directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 106C of the Singapore Companies Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 106D of the Singapore Companies Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Singapore Companies Act;

•	it is aware of the fact that no German selling prospectus (Verkaufsprospekt) has been or will be published in respect of the sale of the ordinary shares and that it will comply with the Securities Selling Prospectus Act of the Federal Republic of Germany (Wertpapier-Verkaufsprospektgesetz). In particular, each underwriter has undertaken not to engage in a public offering in the Federal Republic of Germany with respect to any ordinary shares otherwise than in accordance with the Securities Selling Prospectus Act and any other act replacing or supplementing the Securities Selling Prospectus Act and all other applicable laws and regulations;

•	the ordinary shares are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any ordinary shares to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the ordinary shares, and that such offers, sales and distributions have been and will be made in the Republic of France only to (a) qualified investors (investisseurs qualifiés) and/or (b) a restricted group of investors (cercle restreint d’investisseurs), all as defined in Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998; and

•	the ordinary shares may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to banks, pension funds, insurance companies, securities firms, investment institutions, central governments, large international and supranational institutions and other comparable entities, including, among others, treasuries and finance companies of large enterprises, which trade or invest in securities in the course of a profession or trade. Individuals or legal entities who or which do not trade or invest in securities in the course of their profession or trade may not participate in the offering of the ordinary shares, and this prospectus or any other offering material relating to the ordinary shares may not be considered an offer or the prospect of an offer to sell or exchange the ordinary shares.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information concerning issuers that file electronically with the SEC, including us. Our ordinary shares are listed on the Nasdaq National Market. We also maintain an internet site at http://www.go2uti.com that contains information concerning us. Information included or referred to on our website is not incorporated by reference in or otherwise a part of this prospectus supplement or the accompanying prospectus.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 to register the securities being offered in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus, which form part of the registration statement, do not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. For further information regarding us and our ordinary shares offered in this prospectus supplement and the accompanying prospectus, please refer to the registration statement and the documents filed or incorporated by reference as exhibits to the registration statement. You may obtain the registration statement and its exhibits from the SEC as indicated above or from us. Statements contained in this prospectus supplement, the accompanying prospectus or any additional prospectus supplement as to the contents of any contract or other document that is filed or incorporated by reference as an exhibit to the registration statement are not necessarily complete and we refer you to the full text of the contract or other document filed or incorporated by reference as an exhibit to the registration statement.

      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information.

      The following documents, which have been filed with the SEC (File No. 000-31869), are incorporated herein by reference:

•	Our annual report on Form 10-K for the fiscal year ended January 31, 2004;

•	Our quarterly reports on Form 10-Q for the fiscal quarters ended April 30, 2004, July 31, 2004 and October 31, 2004;

•	Our current report on Form 8-K filed with the SEC on October 15, 2004;

•	Our current report on Form 8-K filed with the SEC on November 19, 2004;

•	Our current report on Form 8-K filed with the SEC on November 23, 2004;

•	Our current report on Form 8-K filed with the SEC on December 7, 2004;

•	Our current report on Form 8-K filed with the SEC on December 17, 2004;

•	Our definitive proxy statement for our 2004 Annual Meeting of Shareholders filed with the SEC on June 1, 2004; and

•	The description of our ordinary shares contained in our Form 8-A Registration Statement filed with the SEC on October 31, 2000 (including any amendment or report filed for the purpose of updating the description of our ordinary shares contained therein).

      All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to the termination of this offering are deemed incorporated by reference into this prospectus supplement and form a part hereof from the date of filing of those documents. Any statement contained in the accompanying prospectus or any document incorporated by reference shall be deemed to be amended, modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement, the accompanying prospectus or any additional prospectus supplement or a later document that is or is considered to be incorporated by reference herein amends, modifies or supersedes such statement. Any statements so amended, modified or superseded shall not be deemed to constitute a part of this prospectus supplement, except as so amended, modified or superseded.

      We will provide without charge to each person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus supplement. Requests for such documents should be directed to UTi Investor Relations, 19500 Rancho Way, Suite 116, Rancho Dominguez, California 90220, Attention: Lawrence R. Samuels (Telephone: (310) 604-3311).

LEGAL MATTERS

      The validity of the ordinary shares offered hereby will be passed upon for us by Harney Westwood & Riegels LLP, British Virgin Islands counsel. Certain United States legal matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, Costa Mesa, California and New York, New York. Certain United States legal matters in connection with the ordinary shares offered hereby will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

EXPERTS

      The financial statements and the related financial statement schedule incorporated by reference in this prospectus supplement from the Company’s Annual Report on Form 10-K for the year ended January 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference in this prospectus supplement, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

UTi WORLDWIDE INC.

12,016,274 Ordinary Shares of UTi Worldwide Inc.

Offered by the Selling Shareholders

      Up to 12,016,274 of our ordinary shares may be offered and sold by the selling shareholders from time to time in one or more types of transactions described in this prospectus under “Plan of Distribution”. We will not receive any proceeds from sales of our ordinary shares by the selling shareholders. The selling shareholders will pay the expenses of the registration of the ordinary shares.

      Our ordinary shares are traded on the Nasdaq National Market System under the symbol “UTIW.” On December 1, 2004, the last reported sale price of our ordinary shares on the Nasdaq National Market System was $69.05 per share. You should obtain current information as to the market price of our ordinary shares before you invest.

      Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 2 of this prospectus, in any document incorporated by reference, and in the accompanying prospectus supplement.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement for those securities.

The date of this prospectus is December 3, 2004.

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities covered by this prospectus.

      Unless the context otherwise indicates, references in this prospectus to “we,” “us,” “our” or the “company” refer to UTi Worldwide Inc. and it subsidiaries as a combined entity, except where it is noted or the context makes clear the reference is only to UTi Worldwide Inc.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including the information incorporated into it by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements predict or describe our current business plan and strategy and strategic operating plan, and do not relate solely to historical matters. You can generally identify forward-looking statements by the use of words such as “believe,” “believes,” “expect,” “expects,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “intend,” “intends,” “plans,” “objectives,” “estimate,” “estimates,” “project,” “projected,” “anticipates,” “continue” and similar words. Because these statements reflect our current views concerning future events and are based on current assumptions, they involve risks, uncertainties and other factors which may lead to actual results or effects that are materially different from those contemplated in the forward-looking statements. Some, but not all, of the factors that may cause these differences will be discussed in the “Risk Factors” section of the applicable prospectus supplement and in other information incorporated by reference into this prospectus.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this prospectus, either to conform them to actual results or to changes in our expectations.

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PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our securities. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements. You should read the entire prospectus carefully, including the risk factors and financial statements.

Our Company

      We are an international, non-asset based supply chain management company providing air and ocean freight forwarding, contract logistics, customs brokerage and other logistics related services. We serve a large and diverse base of global and local companies, including customers operating in industries with unique supply chain requirements such as the pharmaceutical, apparel, chemical, automotive and technology industries. We seek to use our global network, proprietary information technology systems, relationships with transportation providers and expertise in outsourced logistics services to optimize the operation of our customers’ global supply chains. We utilize a non-asset based strategy that, through our arrangements and relationships with transportation carriers, provides us with access to transportation capacity without the associated capital investment. Our business is managed from seven principal support offices in Dusseldorf, Hong Kong, Johannesburg, London and Sydney and in the United States in Los Angeles, California and Columbia, South Carolina.

      We were incorporated in the British Virgin Islands on January 30, 1995 under the International Business Companies Act as an international business company and operate under the British Virgin Islands legislation governing corporations. The address and telephone number of our registered office are 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands and (284) 494-4567, respectively. Our registered agent is Midocean Management and Trust Services (BVI) Limited, 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. We can also be reached through UTi, Services, Inc., 19500 Rancho Way, Suite 116, Rancho Dominguez, CA 90220 USA. Our website address is http://www.go2uti.com. Information included or referred to on our website is not incorporated by reference in or otherwise a part of this prospectus. Our website address is included in this prospectus as an inactive textual reference only.

RISK FACTORS

      Investing in our securities involves risks. You should carefully consider the specific factors discussed under the caption “Risk Factors” in the applicable prospectus supplement, together with all the other information contained in the prospectus supplement or appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the caption “Factors That May Affect Future Results and Other Cautionary Statements “included in our annual report on Form 10-K for the year ended January 31, 2004, as updated by our subsequent filings with the SEC and incorporated by reference in this prospectus. These risk factors may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of ordinary shares covered by this prospectus. All the net proceeds from the sale of the ordinary shares offered by this prospectus will be received by the selling shareholders.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth our ratio of earnings to fixed charges for the periods indicated. For the purpose of calculating the ratio of earnings to fixed charges, “earnings” consist of income before income taxes and fixed charges, and “fixed charges” consist of interest on all indebtedness, amortized premiums, discounts and capitalized expenses related to indebtedness and preference security dividend requirements.

											Six Months Ended
	Years Ended January 31,										July 31,

	2000		2001		2002		2003		2004		2004		2003

Ratio of Earnings to Fixed Charges	3.0	x	3.1	x	3.1	x	3.7	x	3.6	x	4.7	x	3.5	x

DESCRIPTION OF CAPITAL STOCK

      The following is a summary of our ordinary shares and class A and class B preference stock, to which any prospectus supplement may relate and provisions of our Memorandum and Articles of Association containing the material terms of our ordinary shares and class A and class B preference stock. As summaries, they are qualified in their entirety by reference to our Memorandum and Articles of Association.

Ordinary Shares

      Our Memorandum and Articles of Association authorize the issuance of up to 500,000,000 ordinary shares of no par value. As of November 1, 2004, 30,915,149 of our ordinary shares (excluding 385,902 treasury shares) were outstanding. Our ordinary shares are listed on the Nasdaq National Market System under the symbol “UTIW.”

      The following summarizes the rights of holders of our ordinary shares:

•	each holder of ordinary shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	there are no cumulative voting rights;

•	the holders of our ordinary shares are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of funds legally available for that purpose, if any;

•	upon our liquidation, dissolution or winding up, the holders of ordinary shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities and the payment of the liquidation preference of any outstanding preferred stock; and

•	the holders of ordinary shares have no preemptive or other subscription rights to purchase shares of our stock, nor are they entitled to the benefits of any redemption or sinking fund provisions.

Preferred Stock

      Our Memorandum and Articles of Association authorize the issuance of up to 100,000,000 shares of preferred stock of no par value of which 50,000,000 shares have been designated as class A preference stock and 50,000,000 shares have been designated as class B preference stock. Our board of directors may also amend our Memorandum of Association to create from time to time one or more classes of preferred stock. As of the date of this prospectus, none of our shares of preferred stock are outstanding. Our Memorandum and Articles of Association authorize our board of directors to determine the rights and preferences of our class A and class B preference stock within the limits set forth in our Memorandum and Articles of Association and applicable law. The class A and class B preference stock will, when issued, be duly authorized, fully paid and non-assessable.

      Unless otherwise provided by our board of directors, the class A and class B preference stock will rank on a parity with respect to the payment of dividends and to the distribution of assets upon liquidation. Any future issuance of preferred stock, or the issuance of rights to purchase preferred stock, may have the effect of delaying, deferring or preventing a change of control in our company or an unsolicited acquisition proposal. The issuance of preferred stock also could decrease the amount of earnings and assets available for distribution to the holders of ordinary shares or could adversely affect the rights and powers, including voting rights, of the holders of ordinary shares.

Anti-Takeover Matters

      Our Memorandum and Articles of Association include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the inability of shareholders to act by written consent, the inability of shareholders to call a shareholder meeting except by delivering to our board of directors a written request of holders of more than fifty percent of outstanding ordinary shares, an advance notice requirement for director nominations and other actions to be taken at annual meetings of shareholders and requirements for approval by 66 2/3% of the shareholder votes to amend specified provisions of our Memorandum and Articles of Association. Our Memorandum and Articles of Association also require action by 66 2/3% of our outstanding shares to remove a director without cause, and also authorize our Board of Directors to issue additional preferred stock. Our Board of Directors is classified into three classes.

No Shareholder Action by Written Consent; Calling Special Meetings of Shareholders.

      Our Memorandum and Articles of Association prohibit shareholders from taking action by written consent in lieu of an annual or special meeting, and, thus, shareholders may take action only at an annual or special meeting called in accordance with our Memorandum and Articles of Association. Our Memorandum and Articles of Association provide that special meetings of shareholders may only be called by our chief executive officer or our board of directors upon request by a majority of our directors or the written request of holders of more than fifty percent of our outstanding ordinary shares. These provisions could have the effect of delaying consideration of a shareholder proposal until the requirements for calling a shareholder meeting can be met. The provisions would also prevent the holders of a majority of the voting power of our ordinary shares entitled to vote from unilaterally using the written consent procedure to take shareholder action.

Advance Notice Requirements.

      Our Memorandum and Articles of Association set forth advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be presented at meetings of shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 60 days nor more than 90 days prior to the anniversary date of the prior year’s annual meeting. The advance notice requirement does not give our board of directors any power to approve or disapprove shareholder director nominations or proposals but may have the effect of precluding the consideration of business at a meeting if the proper notice procedures are not followed.

Amendment of Memorandum and Articles of Association.

      Our Memorandum and Articles of Association require the affirmative vote of at least 66 2/3% of the voting power of all outstanding shares of capital stock or 66 2/3% of the members of our board of directors entitled to vote to amend or repeal specified provisions of our Memorandum and Articles of Association, including those described in this section, or to approve any merger by us that would have the effect of making changes in our Memorandum and Articles of Association which would have required such affirmative vote if effected directly as an amendment. This requirement will render more difficult the dilution of the anti-takeover provisions of our Memorandum and Articles of Association.

Removal of Directors.

      Our Memorandum and Articles of Association permit shareholders to remove directors for cause by the affirmative vote of the holders of a majority of the voting power of our shares. Removal of a director without cause requires the affirmative vote of 66 2/3% of the voting power of our shares. These provisions may restrict the ability of a third party to remove incumbent directors and simultaneously gain control of our board of directors by filling the vacancies created by removal with its own nominees.

Rights and Preferences of Preferred Stock.

      Our Memorandum and Articles of Association authorize the issuance of class A and class B preference stock, none of which is outstanding as of the date of this prospectus. Our board of directors may determine the rights and preferences of the class A and class B preference stock within the limits set forth in our Memorandum and Articles of Association and applicable law. Our board of directors also may amend our

Memorandum and Articles of Association to create from time to time one or more classes of preferred stock. The existence of authorized but unissued preferred stock may enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interests, our board of directors could cause preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, our Memorandum and Articles of Association grant our board of directors broad power to establish the rights and preferences of authorized and unissued preferred stock. The issuance of preferred stock pursuant to our board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to you and adversely affect the enjoyment of rights of such holders, including voting rights in the event a particular class of preferred stock is given a disproportionately large number of votes per share, and may have the effect of delaying, deferring or preventing a change in control that may be favored by shareholders.

Classified Board of Directors.

      Our Memorandum and Articles of Association establish a classified board of directors. Our board of directors is divided into three classes of approximately equal size with terms expiring in 2005 (Class B), 2006 (Class C) and 2007 (Class A). Thereafter, subject to the rights of holders of any series of preferred stock to elect directors, shareholders will elect one class constituting approximately one-third of the board of directors for a three-year term at each annual meeting of shareholders. As a result, at least two annual meetings of shareholders will be required for the shareholders to change a majority of our board of directors. The classification of directors will effectively make it more difficult to change the composition of our board of directors.

Transfer Agent and Registrar

      Our transfer agent and registrar is Computershare Trust Company located in Golden, Colorado.

SELLING SHAREHOLDERS

      The following table sets forth certain information about the selling shareholders’ beneficial ownership of our ordinary shares as of November 15, 2004 and after the sale of the ordinary shares offered by the selling shareholders, assuming all such shares are sold. The selling shareholders are not committed to sell any ordinary shares under this prospectus, but as explained under the caption “Plan of Distribution” below, the selling shareholders are parties to registration rights agreements pursuant to which either subject to the satisfaction of certain conditions they will enter into an underwriting agreement with respect to their ordinary shares or they may loan their ordinary shares for purposes of delivery in connection with, among other things, the offering described in the underwriting agreement. The numbers presented under “Shares Beneficially Owned After the Offering” assume that all of the shares offered by the selling shareholders are sold and that the selling shareholder acquires no additional ordinary shares of ours before the completion of this offering. The selling shareholders may offer all, some or none of our ordinary shares being offered by this prospectus. As discussed under “Plan of Distribution” below, the selling shareholders may include certain pledgees, donees, transferees or other successors-in-interest who receive shares as a gift, pledge, partnership distribution or other non-sale related transfer. The selling shareholders will pay all fees and expenses incurred with respect to the registration and sale of the selling shareholders’ ordinary shares. We have set forth in the footnotes to the table additional information regarding the selling shareholders and their shares, including the nature of any position, office or other relationship that a selling shareholder has had with us or our affiliates within the past three years. The ordinary shares offered by the selling shareholders under this prospectus may be offered from time to time by the selling shareholders named below.

	Shares Beneficially
	Owned Prior to the			Shares Beneficially Owned
	Offering(1)			After the Offering
			Shares To be
Name	Number	Percent	Offered	Number(2)	Percent(1)(2)

United Service Technologies Limited(3)(4)	9,269,345	29.9%	7,613,217	1,656,128	5.4%
Union-Transport Holdings Inc.(5)	1,813,225	5.9%	1,813,225	0	0%
PTR Holdings Inc.(6)	3,104,501	10.0%	1,291,276	0	0%
Matthys J. Wessels(7)	2,165,346	7.0%	728,214	1,437,132	4.6%
Alan C. Draper(8)	829,701	2.7%	570,342	259,359	0.8%

(1)	Percentage calculations based on 30,915,149 of our ordinary shares (excluding 385,902 treasury shares) that were outstanding as of November 1, 2004. More than one person may be deemed to be a beneficial owner of the same securities as determined in accordance with the rules of the SEC. The information is not necessarily indicative of beneficial ownership for any other purpose. In certain cases, voting and investment power may be shared by spouses under applicable law. The number of shares beneficially held by a selling shareholder may include shares subject to options exercisable within 60 days of November 15, 2004.

(2)	Assumes all of the ordinary shares offered by the selling shareholders under this prospectus have been sold.

(3)	Based on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2001, United Service Technologies Limited, a British Virgin Islands company (which we refer to as Uniserv), is the registered holder of the ordinary shares indicated in the above table. PTR Holdings Inc., a British Virgin Islands company (which we refer to as PTR Holdings), owns approximately 38% of Uniserv but disclaims beneficial ownership of any ordinary shares held by Uniserv. Matthys J. Wessels, a director of ours, is the Chairman of the Board of Uniserv, but disclaims beneficial ownership of any ordinary shares held by Uniserv. Mr. Wessels is the beneficial owner of less than one percent of Uniserv’s outstanding securities. Uniserv’s business address is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. Uniserv is a publicly listed company in South Africa traded on the Johannesburg Stock Exchange whose primary assets are the ordinary shares which it holds.

(4)	Uniserv may transfer some or all of its ordinary shares to Uniserv Securities Holdings Limited, a wholly-owned subsidiary of Uniserv incorporated in the British Virgin Islands, or another wholly-owned subsidiary.

(5)	Union-Transport Holdings Inc., a British Virgin Islands company (which we refer to as UT Holdings), is the registered holder of the shares indicated in the above table. UT Holdings’ business address is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. PTR Holdings is the owner of 56% of the securities of UT Holdings, and each of Roger I. MacFarlane, our chief executive officer and director and Peter Thorrington, our former president and chief operating officer and currently a special advisor to the company, is the owner of 11% of the securities of UT Holdings. Two irrevocable trusts formed under the laws of California, one established for the descendents of each of Messrs. MacFarlane and Thorrington, are each the owners of 11% of the outstanding securities of UT Holdings. The independent trustees of such trusts have the power to make decisions with regard to their UT Holdings securities. Pursuant to separate voting agreements between UT Holdings and its shareholders, UT Holdings agreed to vote the ordinary shares held by it as directed by its shareholders in proportion to their interests in UT Holdings. Mr. MacFarlane and Mr. Thorrington disclaim beneficial ownership of the ordinary shares held by UT Holdings to the extent such holdings exceed the number of ordinary shares that may be indirectly voted by them. In 2002, UT Holdings and PTR Holdings entered into an amended and restated registration rights agreement with us. Both UT Holdings and PTR Holdings have waived their rights under such agreement with respect to this offering.

(6)	Listed in the above table are the 1,291,276 ordinary shares registered in the name of PTR Holdings and the 1,813,225 ordinary shares registered in the name of UT Holdings. PTR Holdings’ business address is 9 Columbus Centre, Pelican Drive, Road Town, Tortola, British Virgin Islands. PTR Holdings is indirectly owned by holding companies indirectly controlled by Mr. Wessels, Mr. MacFarlane and Mr. Thorrington and by the Anubis Trust, a Guernsey Islands trust originally established in 1987 pursuant to anti-apartheid divestiture law then applicable to a predecessor corporation to some of our South Africa operations, the potential discretionary beneficiaries of which include past, existing or future employees or directors of two of our South African companies and their predecessors or any other company any of whose equity securities are owned or controlled, directly or indirectly, by the trust; provided that no U.S. person (as defined in the U.S. Revenue Code) may be a beneficiary of the trust. The Anubis Trust has an independent trustee and an independent protector. Pursuant to separate voting agreements between PTR Holdings and its shareholders, PTR Holdings agreed to vote our ordinary shares held directly by PTR Holdings and our ordinary shares held by UT Holdings which PTR Holdings may vote, as directed by the shareholders of PTR Holdings in proportion to their interests in PTR Holdings. The voting rights of the Anubis Trust under its agreement with PTR Holdings were assigned to Mr. Wessels. PTR Holdings disclaims beneficial ownership of the ordinary shares held by UT Holdings. Each of Mr. MacFarlane, Mr. Thorrington and Mr. Wessels disclaim beneficial ownership of the ordinary shares held by PTR Holdings to the extent such holdings exceed the number of shares that may be indirectly voted by them. In addition, Mr. Wessels disclaims beneficial ownership of the ordinary shares which he is entitled to vote by reason of the assignment by the Anubis Trust of its rights under the voting agreements mentioned above.

(7)	Listed in the above table are 728,214 ordinary shares registered in the name of Wagontrails Investments NV, a company incorporated under the laws of the Netherlands Antilles, which is indirectly owned by Mr. Wessels, together with the ordinary shares which Mr. Wessels has the power to vote pursuant to the voting agreements described in footnote 5. Mr. Wessels’ business address is P.O. Box 1915, Kempton Park, 1620 Johannesburg, South Africa. The shares registered in the name of Wagontrails Investments NV are the shares being offered for sale by the selling shareholder.

(8)	Alan C. Draper is a member of our board of directors and serves as our Executive Vice President and President-Asia Pacific Region.

PLAN OF DISTRIBUTION

      We are registering ordinary shares on behalf of the selling shareholders. As used in this section of the prospectus, the term “selling shareholders” includes the selling shareholders named in the table above and any of their pledgees, donees, transferees or other successors-in-interest who receive ordinary shares offered hereby from a selling shareholder as a gift, pledge, partnership distribution or other non-sale related transfer and who subsequently sell any of such shares after the date of this prospectus.

      All costs, expenses and fees in connection with the registration of the ordinary shares offered hereby will be borne by the selling shareholders. Underwriting discounts, brokerage commissions and similar selling expenses, if any, attributable to the sale of the securities covered by this prospectus will also be borne by the respective selling shareholders.

      The selling shareholders may sell under this prospectus the ordinary shares which are outstanding at different times. The selling shareholders will act independently of us in making decisions as to the timing, manner and size of each sale. The sales may be made on any national securities exchange or quotation system on which the ordinary shares may be listed or quoted at the time of sale, in the over-the-counter market or other than in such organized and unorganized trading markets, in one or more transactions, at:

•	fixed prices, which may be changed;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

      The ordinary shares may be sold by one or more of the following methods in addition to any other method permitted under this prospectus:

•	a block trade in which the broker-dealer so engaged may sell the ordinary shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	a purchase by a broker-dealer as principal and resale by such broker-dealer for its own account;

•	an ordinary brokerage transaction or a transaction in which the broker solicits purchasers;

•	a privately negotiated transaction;

•	an underwritten offering;

•	securities exchange or quotation system sale that complies with the rules of the exchange or quotation system;

•	through short sale transactions following which the ordinary shares are delivered to close out the short positions;

•	through the writing of options relating to such ordinary shares; or

•	through a combination of the above methods of sale.

The method of distribution of such ordinary shares will be described in the applicable prospectus supplement.

      The selling shareholders may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell ordinary shares covered by this prospectus, including in short sale transactions. If so, the third party may use ordinary shares pledged by the selling shareholders or borrowed from the selling shareholders or others to settle those sales or to close out any related open borrowings of ordinary shares, and may use ordinary shares received from the selling shareholders in settlement of those derivatives to close out any related open borrowings of ordinary shares. We will file a supplement to this prospectus to describe any derivative transaction effected by the selling shareholders and to identify the third party in such transactions as an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

      The selling shareholders may effect such transactions by selling the ordinary shares covered by this prospectus directly to purchasers, to or through broker-dealers, which may act as agents for the seller and buyer or principals, or to underwriters who acquire ordinary shares for their own account and resell them in one or more transactions. Such broker-dealers or underwriters may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of the ordinary shares covered by this prospectus for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions) and such discounts, concessions, or commissions may be allowed or re-allowed or paid to dealers. Any public offering price and any discounts or concessions allowed or paid to dealers may be changed at different times.

      The selling shareholders and any broker-dealers that participate with the selling shareholders or third parties to derivative transactions in the sale of the ordinary shares covered by this prospectus may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the ordinary shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

      We will make copies of this prospectus available to the selling shareholders and have informed them of their obligation to deliver copies of this prospectus to purchasers at or before the time of any sale of the ordinary shares.

      The selling shareholders also may resell all or a portion of their ordinary shares in open market transactions in reliance upon Rule 144 under the Securities Act, or any other available exemption from required registration under the Securities Act, provided they meet the criteria and conform to the requirements of such exemption.

      We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a selling shareholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange or secondary distribution or a purchase by a broker-dealer. Such supplement will disclose:

•	the name of each such selling shareholder and of the participating broker-dealer(s);

•	the number of ordinary shares involved;

•	the price at which such ordinary shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	as appropriate, that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

      In addition, upon receiving notice from a selling shareholder that a donee, pledgee or transferee or other successor-in-interest intends to sell more than 500 ordinary shares covered by this prospectus, we will file a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act to identify the non-sale transferee.

      Pursuant to a registration rights agreement with Uniserv, we have agreed with Uniserv to amend the registration statement of which this prospectus is a part to permit it to be used solely with respect to the offering described therein and keep it effective until March 31, 2005, which date may be extended by the period of any lapses in effectiveness prior to that date. Pursuant to a separate registration rights agreement, we have made a similar agreement with the other selling shareholders with respect to the amendment, use and effectiveness of the registration statement.

      The selling shareholders are not restricted as to the price or prices at which they may sell their ordinary shares. Sales of such ordinary shares may have an adverse effect on the market price of the securities, including the market price of the ordinary shares. Moreover, the selling shareholders are not restricted as to the number of ordinary shares that may be sold at any time, and it is possible that a significant number of ordinary shares could be sold at the same time, which may have an adverse effect on the market price of the ordinary shares.

      The selling shareholders will bear all costs, expenses and fees in connection with the registration of the ordinary shares. Pursuant to the registration rights agreement with Uniserv, we have agreed, subject to satisfaction of certain conditions, to enter into an underwriting agreement pursuant to which we will indemnify and hold Uniserv harmless against certain liabilities under the Securities Act that could arise in connection with the sale of the ordinary shares governed by that agreement. Pursuant to the separate registration rights agreement with the other selling shareholders, we have provided them with similar indemnification rights. The selling shareholders will bear all commissions and discounts, if any, attributable to the sales of the ordinary shares. We and the selling shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the ordinary shares against certain liabilities, including liabilities arising under the Securities Act and we and Uniserv will provide such indemnity pursuant to the underwriting agreement referred to above upon the execution and delivery of the same.

LEGAL MATTERS

      The validity of the securities offered hereby will be passed upon for us by Harney Westwood & Riegels, the British Virgin Islands. Certain United States legal matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended January 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission. Each time the selling shareholders sell ordinary shares under circumstances which require an amendment to this prospectus, we will provide a prospectus supplement that will contain specific information about such offering. The prospectus supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and a prospectus supplement, you should rely on information in that prospectus supplement. You should read this prospectus and any prospectus supplement, together with additional information described under the heading “Where You Can Find More Information”, before purchasing the ordinary shares.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any materials we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information concerning issuers that file electronically with the SEC, including us. Our ordinary shares are listed on the Nasdaq National Market System. We also maintain an internet site at http://www.go2uti.com that contains information concerning us. Information included or referred to on our website is not incorporated by reference in or otherwise a part of this prospectus.

      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 to register the securities being offered in this prospectus. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement. For further information regarding us and our securities, please refer to the registration statement and the documents filed or incorporated by reference as exhibits to the registration statement. You may obtain the registration statement and its exhibits from the SEC as indicated above or from us. Statements contained in this prospectus or any prospectus supplement as to the contents of any contract or other document that is filed or incorporated by reference as an exhibit to the registration statement are not necessarily complete and we refer you to the full text of the contract or other document filed or incorporated by reference as an exhibit to the registration statement.

      The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

      The following documents, which have been filed with the SEC (File No. 000-31869), are incorporated herein by reference:

•	Our annual report on Form 10-K for the fiscal year ended January 31, 2004;

•	Our quarterly reports on Form 10-Q for the fiscal quarters ended April 30, 2004 and July 31, 2004;

•	Our current report on Form 8-K filed with the SEC on October 15, 2004;

•	Our current report on Form 8-K filed with the SEC on November 19, 2004;

•	Our current report on Form 8-K filed with the SEC on November 23, 2004;

•	Our definitive proxy statement for our 2004 Annual Meeting of Shareholders filed with the SEC on June 1, 2004; and

•	The description of our ordinary shares contained in our Form 8-A Registration Statement filed with the SEC on October 31, 2000 (including any amendment or report filed for the purpose of updating the description of our ordinary shares contained therein).

      All documents subsequently filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of the offering are deemed incorporated by reference into this prospectus and form a part hereof from the date of filing of those documents. Any statement contained in any document incorporated by reference shall be deemed to be amended, modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or a later document that is or is considered to be incorporated by reference herein amends, modifies or supersedes such statement. Any statements so amended, modified or superseded shall not be deemed to constitute a part of this prospectus, except as so amended, modified or superseded.

      We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus. Requests for such documents should be directed to UTi Investor Relations, 19500 Rancho Way, Suite 116, Rancho Dominguez, California 90220, Attention: Lawrence R. Samuels (Telephone: (310) 604-3311).